UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013
______________________

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Third quarter 2013 earnings report of Grupo Financiero Santander México, S.A.B. de C.V.
2.	Third quarter 2013 earnings presentation of Grupo Financiero Santander México, S.A.B. de C.V.
3.	Complementary information for the Third Quarter of 2013, in compliance with the obligation of reporting transactions with derivative financial instruments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: October 29, 2013

Item 1

Santander

3Q.13 | Earnings Report

Santander
Santander

MEJOR BANCO EN MÉXICO EUROMONEY 2012

MEJOR BANCO EN MÉXICO Premio Euromoney 2013

SANMEX

BSMX LISTED NYSE

3Q.13 | EARNINGS RELEASE | 2

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 3Q13 Consolidated Results

III.	Analysis of 3Q13 Consolidated Results

IV.	Relevant Events & Representative Activities and Transactions

V.	Credit Ratings

VI.	3Q13 Earnings Call Dial-In Information

VII.	Financial Statements

VIII.	Notes to the Financial Statements

3Q.13 | EARNINGS RELEASE | 3

Grupo Financiero Santander México Reports Third Quarter 2013 Net Income of Ps.5,882 Million

-	Loan portfolio growth with YoY increases of 28.6% in SMEs, 11.6% in credit cards, 7.2% in consumer loans and 12.5% in mortgages

-	Continued prudent risk management reflected in a NPL ratio of 2.8% and cost of risk of 3.4%

-	Ongoing emphasis on operations reflected in a 39.9% efficiency ratio on a comparable basis

México City – October 28, 2013, Grupo Financiero Santander México, S.A.B. de C.V., (NYSE: BSMX; BMV: SANMEX), (“Santander México”), one of the leading financial groups in the Mexican financial system, today announced financial results for the three- and nine-month periods ending September 30, 2013.

Comparable net income in 3Q13 decreased 6.4% YoY to Ps.4,028 million. Comparable 3Q13 results eliminate the following items before taxes: i) an extraordinary non-cash benefit of Ps.2,935 million related to a mandatory regulatory change in employee profit sharing (EPS) future payments, ii) a cash expense of Ps.132 million  to comply with the new employee profit sharing legal criteria and iii) branch expansion expenses of Ps.154 million.  Additionally, comparable 3Q12 results reflect pre-tax expenses that were adjusted downward by Ps.130 million to be consistent with the accounting methodology adopted in 2013 to normalize expenses throughout the year.  Reported net income for the quarter was Ps.5,882 million, representing YoY and QoQ increases of 39.6% and 42.0%, respectively.

Marcos Martínez, Executive Chairman and CEO, commented, "This quarter our retail and corporate businesses performed well despite the continuing economic slowdown in Mexico. Results, however, were affected by high volatility and overall uncertainty in the financial markets. Our loan growth picked-up slightly from 8% YoY in 2Q13 to 10% YoY in 3Q13, in line with market trends, as we continue to prioritize asset quality. Among our core products, SMEs and mortgage loans grew YoY by 29% and 13%, respectively, above the Mexican financial system during the period. Credit Card loans increased 12% YoY, in line with market growth for this category of the industry, while Consumer loans grew 7% YoY, reflecting our more conservative approach in the current economic environment.	Grupo Financiero Santander México
	Highlights
		3Q13	2Q13	3Q12	YoY
	Income Statement Data
	Net interest income	9,111	8,899	8,582	6.2%
	Fee and commission, net	3,301	3,052	2,964	11.4%
	Core revenues	12,412	11,951	11,546	7.5%
	Provisions for loan losses	3,102	3,348	2,534	22.4%
	Administrative and promotional expenses	2,737	5,314	5,157	-46.9%
	Net income	5,882	4,143	4,213	39.6%
	Net income per share1	2.18	1.32	2.13	2.3%
	Balance Sheet Data
	Total loans	378,795	365,360	343,383	10.3%
	Deposits	389,517	378,690	336,289	15.8%
	Shareholders´s equity	100,494	101,697	94,793	6.0%

	Key Ratios				bps
	Net interest margin	5.18%	5.05%	4.98%	19.7
	Net loans to deposits ratio	93.2%	92.3%	98.7%	(553.5)
	ROAE2	19.8%	18.5%	21.1%	(129.0)
	ROAA	2.5%	2.2%	2.6%	(3.6)
	Efficiency ratio	33.0%	39.2%	36.9%	(394.5)
	Capital ratio	15.7%	15.3%	14.5%	123.5
	NPLs ratio	2.84%	2.43%	1.61%	123.0
	Coverage ratio	146.6%	180.0%	205.4%	(5,879.4)
	Operating Data				%
	Branches3	1,229	1,215	1,123	6.0%
	ATMs	5,209	5,100	4,840	7.6%
	Customers	10,586,497	10,325,561	9,764,741	8.4%
	Employees	13,883	13,623	12,766	8.7%

1) Treasury Shares and discontinued operations are not included
2) ROAE for 2Q13 excludes declared dividends from equity / ROAE for 3Q13 and 3Q12 as reported
3) As of 3Q13 includes: 991 branches + 120 cash desks + 3 select offices + 49 select units + 38 select boxes + 28 brokerage house branches

3Q.13 | EARNINGS RELEASE | 4

Net interest margin ratio for the quarter was 5.18% and our gross operating income remained solid, reflecting a healthy performance in our recurring business and financial margin and commissions, partially offset by lower trading gains due to capital market volatility in the period.

This quarter we remained on track with our branch expansion plan while keeping stringent cost controls in place.  Excluding an extraordinary net benefit in 3Q13 related to a mandatory regulatory change in employee profit sharing future payments, we achieved an efficiency ratio of 39.9%.”

Mr. Martínez concluded, “While economic growth in 2013 has been slower than anticipated, macro and financial sector fundamentals in Mexico remain strong.  We expect economic activity to pick-up next year, driven by an increase in public and private spending, the infrastructure program and by progress on the structural reform agenda the country requires.”

3Q.13 | EARNINGS RELEASE | 5

SUMMARY OF THIRD QUARTER 2013 CONSOLIDATED RESULTS

Net Income

Santander México reported net income of Ps.5,882 million in 3Q13, an increase of 39.6% YoY and 42.0% QoQ. Comparable 3Q13 results eliminate the following items before taxes: i) an extraordinary non-cash benefit of Ps.2,935 million related to a mandatory regulatory change in employee profit sharing (EPS) future payments, ii) a cash expense of Ps.132 million to comply with the new employee profit sharing legal criteria and iii) branch expansion expenses of Ps.154 million. Additionally, comparable 3Q12 results reflect pre-tax expenses that were adjusted downward by Ps.130 million to be consistent with the accounting methodology adopted in 2013 to normalize expenses throughout the year. Adjusted for the aforementioned items, comparable net income would have decreased 6.4% YoY to Ps.4,028 million in 3Q13.

Capitalization and ROAE

Banco Santander (México)’s preliminary capital ratio at period end 3Q13 was 15.7%, compared to 14.5% at period end 3Q12 and 15.3% at period end 2Q13.

3Q13 ROAE was 19.8%, versus 21.1% in 3Q12 and 18.5% in 2Q13. Excluding non-comparable items, and the ones reported in previous quarters, normalized ROAE for 3Q12 and 3Q13 would have been 18.1% and 17.8%, respectively.

Net Interest Income

Net interest income in 3Q13 increased YoY by 6.2%, or Ps.529 million, to Ps.9,111 million. On a sequential basis, net interest income increased 2.4%, or Ps.212 million, from Ps.8,899 million reported in 2Q13.

Net interest margin ratio calculated with daily average interest-earning assets for 3Q13 was 5.18%, versus 5.05% in 2Q13, and 20 basis points (“bps”) higher than 3Q12.

Interest income decreased 1.5%, or Ps.209 million, to Ps.13,664 million in 3Q13, driven by higher interest income derived from our loan portfolio which increased YoY by Ps.544 million or 5.6%, which was more than offset by a YoY decrease of Ps.497 million or 17.6% in investment in securities, together with a decline of Ps.150 million or 21.9% in sale and repurchase agreements.

Interest expense decreased 13.9%, or Ps.738 million, to Ps.4,553 million in 3Q13, primarily due to a Ps.814 million decrease in interest expense on our sale and repurchase agreements, which was partially offset by a Ps.221 million increase in interest paid on our demand deposits.

3Q.13 | EARNINGS RELEASE | 6

Loan Portfolio Growth

Santander México’s total loan portfolio in 3Q13 increased YoY by 10.3%, or Ps.35,412 million, to Ps.378,795 million, and 3.7%, or Ps.13,435 million, on a sequential basis.

In 3Q13, Santander México’s loan portfolio expanded YoY across all core products, both the commercial and individual loan segments. Individual loans were mainly driven by mortgages and credit card loans, while the consumer loan portfolio continues to grow but more conservatively, aligned with Santander México’s prudent risk management policies.  Commercial loans continued to benefit from a significant YoY increase in the SMEs and middle-market loan portfolio, as well as a pick-up in lending to corporates.

Asset Quality

The NPL ratio in 3Q13 was 2.84%, a 123 bps increase from the 1.61% level reported in 3Q12 and 41 bps above the 2.43% achieved in 2Q13. The NPL ratio reported in 3Q13 continues to reflect our exposure to the homebuilders.  Excluding the impact of the homebuilders, the NPL ratio for 3Q13 and 2Q13 would have been 1.97% and 1.98%, respectively, while the NPL ratio for 3Q12 remains as reported, as there was no effect from the homebuilders sector. The current NPL ratio reflects loan portfolio growth combined with Santander Mexico’s stringent credit scoring model and ongoing monitoring of the quality of its loan portfolio.

NPLs in 3Q13 increased 94.6% to Ps.10,761 million, from Ps.5,530 million reported in 3Q12. On a sequential basis, NPLs increased 21.1%, from Ps.8,885 million reported in 2Q13. The 21.1% increase was mainly due to a Ps.1,709 million, or 43.8% in non-performing loans in commercial loans, which at end of 3Q13 represented 52.1% of our total non-performing loans, principally driven by Santander México’s exposure to the homebuilder sector.

The coverage ratio for the quarter decreased to 146.6%, from 205.4% in 3Q12 and 180.0% in 2Q13.

Loans to Deposit Ratio

During 3Q13, deposits accounted for 55.2% of Santander Mexico’s total funding sources, and expanded 15.8% YoY and 2.9% sequentially. This deposit base provides stable, low-cost funding to support Santander Mexico’s continued growth.

The net loan to deposit ratio was 93.2% in 3Q13, decreasing from 98.7% in 3Q12 and increasing from 92.3% in 2Q13.

Contribution to Net Income by Subsidiary

Reported net income in 3Q13 was Ps.5,882 million, representing a YoY increase of 39.6% and a sequential increase of 42.0%.

Adjusting for non-comparable items, normalized net income would have decreased 6.4% YoY to Ps.4,028 million.

Casa de Bolsa Santander, the brokerage business, reported net income of Ps.12 million, compared with net income of Ps.116 million in 3Q12 and Ps.41 million in 2Q13.

Net income for the Holding and other subsidiaries reported net income of Ps.28 million in 3Q13, compared with income of Ps.30 million in 3Q12 and a deficit of Ps.137 million in 2Q13.

3Q.13 | EARNINGS RELEASE | 7

Grupo Financiero Santander México
Earnings Contribution by Subsidiary
Millions of Mexican Pesos
						% Change
	3Q13	2Q13	3Q12	2013	2012	YoY %
Banking business1/	5,842	4,239	4,068	14,655	14,180	3.3
Brokerage	12	41	116	154	216	(28.7)
Holding and other subsidiaries2/	28	(137)	30	(67)	116	(157.8)

Net income attributable to Grupo Financiero Santander México	5,882	4,143	4,214	14,742	14,512	1.6
1/ Includes Sofomers 2/ Asset management subsidiary and Holding.

3Q.13 | EARNINGS RELEASE | 8

ANALYSIS OF THIRD QUARTER 2013 CONSOLIDATED RESULTS

Net Income

Grupo Financiero Santander México
Income Statement
Millions of Mexican Pesos				% Change				% Change
	3Q13	2Q13	3Q12	QoQ	YoY	2013	2012	13/12

Net interest income	9,111	8,899	8,582	2.4	6.2	26,646	25,081	6.2
Provision for loan losses	(3,102)	(3,348)	(2,534)	7.3	(22.4)	(9,254)	(6,496)	42.5
Net interest income after provisions for loan losses	6,009	5,551	6,048	8.3	(0.6)	17,392	18,585	(6.4)
Commission and fee income, net	3,301	3,052	2,964	8.2	11.4	9,571	8,616	11.1
Gains (losses) on financial assets and liabilities	555	1,308	918	(57.6)	(39.5)	2,912	1,776	64.0
Other operating income (expenses)	449	475	112	(5.5)	300.9	1,319	2,834	(53.5)
Administrative and promotional expenses	(2,737)	(5,314)	(5,157)	48.5	46.9	(13,339)	(14,144)	(5.7)
Operating income	7,577	5,072	4,885	49.4	55.1	17,855	17,667	1.1
Equity in results of associated companies	16	27	14	(40.7)	14.3	58	50	16.0
Operating income before taxes	7,593	5,099	4,899	48.9	55.0	17,913	17,717	1.1
Current and deferred income taxes	(1,762)	(831)	(728)	(112.0)	(142.0)	(3,145)	(3,286)	(4.3)
Income from continuing operations	5,831	4,268	4,171	36.6	39.8	14,768	14,431	2.3
Profit from discontinued operations, net	51	(124)	42	141.1	21.4	(25)	80	131.3
Non-controlling interest	0	(1)	0	100.0	0.0	(1)	(1)	0.0
Net income	5,882	4,143	4,213	42.0	39.6	14,742	14,510	1.6

During 3Q13, Santander México reported net income of Ps.5,882 million, representing 39.6% and 42.0% YoY and sequential increases, respectively. These comparisons, however, are impacted by certain items.

Items before taxes that impacted net income during 3Q13 are:

•
An extraordinary non-cash regulatory benefit of Ps.2,935 million to account for a mandatory regulatory change in legal criteria regarding employee profit sharing (EPS) future payments, which resulted in a recognition of a deferred EPS asset with a corresponding credit to administrative and promotional expenses;

•	Incremental expenses of Ps.154 million related to the branch expansion; and

•
A cash expense of Ps.132 million in relation to the employee profit share payment of the taxable income for the nine-month period ending September 2013, in order to comply with the newly established legal criteria.

Additionally, 3Q12 was affected by the following pre-tax item:

•	Ps.130 million resulting from normalizing expenses downward, in order to make this line comparable with the methodology adopted in 2013

Finally, during 2Q13 certain items negatively impacted net income, including:

•	Ps.330 million pre-tax of provisions for loan losses related to the exposure to homebuilders;

3Q.13 | EARNINGS RELEASE | 9

•
Ps.178 million after tax, related to a price adjustment made to the sale of the insurance business to Zurich, which was registered in the income statement line of Profit from discontinued operations; and

•	Ps.142 million pre-tax of expenses related to the branch expansion

Excluding these items, comparable net income during 3Q13 would have decreased 6.4% and 13.4% YoY and QoQ, respectively.

Grupo Financiero Santander México
Net Income Adjustments
Million Pesos				% Change	% Change
	3Q13	2Q13	3Q12	QoQ	YoY
Net income	5,882	4,143	4,213	42.0	39.6
Net regulatory EPS effect on expenses	(2,803)
Zurich price adjustment (after-tax)		178
Provisions for loan losses related to homebuilders		330
Expenses regularization			130
Branch expansion	154	142
Adjusted net income (before taxes)	3,233	4,793	4,343
Income taxes	795	(142)	(39)
Adjusted net income (after taxes)	4,028	4,651	4,304	(13.4)	(6.4)

Net interest income for 3Q13 rose to Ps.9,111 million, representing a YoY increase of Ps.529 million, or 6.2%. On a sequential basis, net interest income increased Ps.212 million, or 2.4%.

Interest income decreased 1.5%, or Ps.209 million, YoY to Ps.13,664 million in 3Q13 from Ps.13,873 million in 3Q12. This was primarily driven by growth in the Bank’s business volume, which resulted in a Ps.544 million or 5.6% increase in interest income from the loan portfolio, which was more than offset by a YoY decrease of Ps.497 million, or 17.6%, in the investment securities, together with a decline of Ps.150 million or 21.9% in sale and repurchase agreements. Interest expense decreased 13.9%, or Ps.738 million, reaching Ps.4,553 million in 3Q13 compared with Ps.5,291 million in 3Q12, mainly driven by a Ps.814 million decrease in interest expense on our sale and repurchase agreements.

Provisions for loan losses for the quarter were Ps.3,102 million, representing a YoY increase of Ps.568 million, or 22.4%, and a sequential decrease of Ps.246 million, or 7.3%.  Excluding the Ps.330 million provision for the homebuilders in 2Q13, provisions would have increased by 2.8% sequentially, in line with the net interest income and business growth, while provisions for 3Q12 would remain as reported, as there was no effect from the homebuilders sector. The YoY growth is partially affected by the change in the methodology in provisions, which is more stringent and requires higher levels of provisioning in the commercial loan portfolio.

The NPL ratio in 3Q13 was 2.84%, a 123 bps increase from the 1.61% level reported in 3Q12 and 41 bps above the 2.43% achieved in 2Q13. The NPL ratio reported in 3Q13 continues to reflect our exposure to the homebuilders.  Excluding the impact of the homebuilders, the NPL ratio for 3Q13 and 2Q13 would have been 1.97% and 1.98%, respectively, while the NPL ratio for 3Q12 remains as reported, as there was no effect from the homebuilders sector. The current NPL ratio reflects loan portfolio growth combined with Santander Mexico’s stringent credit scoring model and ongoing monitoring of the quality of its loan portfolio.

3Q.13 | EARNINGS RELEASE | 10

The coverage ratio for the quarter decreased to 146.6% from 205.4% and 180.0% in 3Q12 and 2Q13, respectively.

Net commissions and fee income for 3Q13 amounted to Ps.3,301 million, rising 11.4% YoY, and 8.2% sequentially. The sequential increase was mainly due to a positive performance in commissions from financial advisory services, credit cards and insurance brokerage, which were up 68.7%, 8.8% and 5.2%, respectively.

During 3Q13, Santander México reported a Ps.555 million net gain from financial assets and liabilities, compared with a gain of Ps.918 million in 3Q12 and a gain of Ps.1,308 million in 2Q13. Net gain on financial assets and liabilities in 3Q13 is mainly explained by trading losses of Ps.226 million principally related to derivatives positions, which were more than offset by valuation gains of Ps.781 million, also mainly related to derivatives.

Other operating income in 3Q13 totaled Ps.449 million, up from Ps.112 million in 3Q12, mainly due to a Ps.207 million decline in charge-offs. Sequentially, other income in 3Q13 decreased Ps.26 million from Ps.475 million in 2Q13.

Administrative and promotional expenses in 3Q13 amounted to Ps.2,737 million. Expenses in 3Q13 reflect a net extraordinary benefit of Ps.2,803 million (pre-tax) related to a mandatory regulatory change in legal criteria regarding employee profit sharing future payments. Adjusting for the extraordinary benefit in 3Q13, administrative and promotional expenses grew YoY by 7.4%, or Ps.383 million, consistent with the growth of our business and the ongoing branch expansion.  Additionally, the adoption in 2013 of an internal initiative to normalize the booking of expenses throughout the year remains in place. Sequentially, expenses in 3Q13 rose by Ps.226 million, or 4.3%.

Operating income in 3Q13 totaled Ps.7,577 million. Excluding the Ps.2,803 million (pre-tax) net extraordinary benefit, operating income would have been Ps.4,774 million, representing a YoY decrease of Ps.111 million, or 2.3%, and a sequential decrease of Ps.298 million, or 5.9%, mainly due to lower trading gains as a result of capital market volatility.

Net income in 3Q13 amounted to Ps.5,882 million, an increase of 39.6% from 3Q12. On a sequential basis, net income increased 42.0%. Excluding the net impact of non-comparable items, normalized net income would have decreased 6.4% YoY.

3Q.13 | EARNINGS RELEASE | 11

Net Interest Income

Grupo Financiero Santander México
Net Interest Income
Millions of Mexican Pesos				% Change				% Change
	3Q13	2Q13	3Q12	QoQ	YoY	2013	2012	13/12
Funds Available	477	551	574	(13.4)	(16.9)	1,602	1,848	(13.3)
Margin accounts	90	94	99	(4.3)	(9.1)	280	312	(10.3)
Interest from investment in securities	2,326	2,599	2,823	(10.5)	(17.6)	6,954	9,384	(25.9)
Loan portfolio – excluding credit cards	7,677	7,521	7,399	2.1	3.8	22,727	21,261	6.9
Credit card loan portfolio	2,362	2,343	2,141	0.8	10.3	7,022	5,943	18.2
Loan origination fees	196	217	151	(9.7)	29.8	603	482	25.1
Sale and repurchase agreements	536	877	686	(38.9)	(21.9)	2,285	1,899	20.3
Interest Income	13,664	14,202	13,873	(3.8)	(1.5)	41,473	41,129	0.8

Average Earning Assets*						686,432	671,752

Customer deposits – Demand deposits	(816)	(685)	(595)	(19.1)	(37.1)	(2,103)	(1,657)	26.9
Customer deposits – Time deposits	(1,303)	(1,439)	(1,386)	9.5	6.0	(4,193)	(4,112)	2.0
Credit instruments issued	(326)	(341)	(304)	4.4	(7.2)	(1,132)	(896)	26.3
Interbank loans	(172)	(165)	(256)	(4.2)	32.8	(514)	(549)	6.4
Sale and repurchase agreements	(1,936)	(2,673)	(2,750)	27.6	29.6	(6,885)	(8,834)	(22.1)
Interest Expense	(4,553)	(5,303)	(5,291)	14.1	13.9	(14,827)	(16,048)	(7.6)

Net Interest Income	9,111	8,899	8,582	2.4	6.2	26,646	25,081	6.2
*Includes Funds Available, Margin Accounts, Investment in securities, Loan portfolio and Sale and repurchase agreements

Net interest income in 3Q13 amounted to Ps.9,111 million, representing a QoQ increase of Ps.212 million, or 2.4%, and a YoY increase of Ps.529 million, or 6.2%.

Net interest margin ratio calculated with daily average interest-earning assets for 3Q13 was 5.18%, versus 5.05% in 2Q13, and 20 bps higher than 3Q12.

The YoY increase in net interest income for the quarter is explained by the combined effect of the Ps.209 million decrease in interest income, from Ps.13,873 million in 3Q12 to Ps.13,664 million in 3Q13, more than offset by a Ps.738 million decrease in interest expense, from Ps.5,291 million in 3Q12 to Ps.4,553 million in 3Q13. The YoY increase in net interest income is mainly explained by a decrease in average-earning assets of Ps.505 million, along with a decline in the average interest rate by 12 bps; combined with a decline in the average-bearing liabilities of Ps.8,191 million with a 46 bps lower average cost.

The sequential increase in net interest income resulted mainly from the Ps.538 million decrease in interest income, from Ps.14,202 million in 2Q13 to Ps.13,664 million in 3Q13, which was more than offset by a Ps.750 million decrease in interest expense, from Ps.5,303 million in 2Q13 to Ps.4,553 million in 3Q13. This is explained by a decrease of Ps.62,486 million in average-earnings assets and a 41 bps increase in the average interest rate

3Q.13 | EARNINGS RELEASE | 12

earned, combined with a decrease of Ps.66,735 million in interest-bearing liabilities and a decline of 14 bps in the average interest rate paid.

Interest Income

Interest income declined YoY by 1.5%, or Ps.209 million, from Ps.13,873 million in 3Q12 to Ps.13,664 million in 3Q13, principally due to a decline of Ps.497 million in interest income on our investment in securities portfolio, together with decreases of Ps.150 million and Ps.97 million on our sales and repurchase agreements and funds available, respectively. These decreases were partially offset by a Ps.544 million increase on the recurring loan portfolio.

On a sequential basis, interest income decreased 3.8% from Ps.14,202 million in 2Q13, reflecting declines of Ps.273 million in interest from investment in securities and of Ps.341 million on sale and repurchase agreements, while interest income on the loan portfolio increased Ps.154 million.

The average interest rate on interest-earning assets declined in 3Q13 to 8.24%, representing a 12 bps decrease from 8.36% in 3Q12 and a 41 bps increase from 7.83% in 2Q13.

3Q13 average interest-earning assets declined QoQ by Ps.62,486 million, or 8.6%, mainly driven by the following decreases: a Ps.31,700 million in debtors under sale and repurchase agreements; a Ps.27,736 million in investments in securities; a Ps.13,673 million in funds available; and Ps. 2,434 million in margin accounts. These decreases were partially offset by a Ps.13,057 million increase in the average volume of the loan portfolio including credit cards.

The breakdown of interest income for 3Q13 is as follows: loan portfolio, which is considered the main source of recurring income, accounts for 74.9%; investment in securities 17.0%; and other items 8.1%.

The evolution of the loan portfolio continues to show a steady positive trend, accentuating diversification across segments and growth in all core businesses, despite the economic slowdown in Mexico observed over recent months.

Loan Portfolio

3Q.13 | EARNINGS RELEASE | 13

Loan Portfolio

The total loan portfolio rose YoY by 10.3%, or Ps.35,412 million, to Ps.378,795 million in 3Q13. On a sequential basis, the total loan portfolio increased 3.7%, or Ps.13,435 million. During the quarter, Santander México posted a slight pick-up in loan growth, expanding its portfolio by 10.3% YoY this quarter from 7.8% YoY in 2Q13, despite the lower economic activity in Mexico in the first nine months of the year. In this context, strategic segments, specifically SMEs and mortgages, grew above market, while the credit card segment grew in line with the market and consumer grew at a slower pace, reflecting Santander Mexico’s decision to take a conservative approach aligned with prudent risk management.

Grupo Financiero Santander México
Loan Portfolio Breakdown
Millions of Mexican Pesos	3Q13%		2Q13%		3Q12%

Commercial	198,343	52.4%	189,259	51.8%	176,564	51.4%
Government	29,994	7.9%	30,965	8.5%	35,121	10.2%
Consumer	65,400	17.3%	63,464	17.4%	59,996	17.5%
Credit cards	37,975	10.0%	36,904	10.1%	34,208	10.0%
Other consumer	27,425	7.2%	26,560	7.3%	25,788	7.5%
Mortgages	74,297	19.6%	72,787	19.9%	66,172	19.3%
Total Performing Loan	368,034	97.2%	356,475	97.6%	337,853	98.4%

Commercial	5,608	1.5%	3,899	1.1%	1,402	0.4%
Government	0	0.0%	0	0.0%	0	0.0%
Consumer	2,668	0.7%	2,606	0.7%	2,053	0.6%
Credit cards	1,372	0.4%	1,349	0.4%	1,055	0.3%
Other consumer	1,296	0.3%	1,257	0.3%	998	0.3%
Mortgages	2,485	0.7%	2,380	0.7%	2,075	0.6%
Total Non-Performing Loan	10,761	2.8%	8,885	2.4%	5,530	1.6%

Total Loan Portfolio	378,795	100.0%	365,360	100.0%	343,383	100.0%

The Commercial Portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represents 61.8% of the total loan portfolio. Excluding loans to government entities, the commercial loan portfolio accounted for 53.8% of the total loan portfolio. As of 3Q13, commercial loans increased 14.6% YoY, principally reflecting the 28.6% and 13.1% increases in SMEs and the middle market segment, respectively, while loans to corporates showed an upturn increasing 8.3% compared to the 5.3% YoY decline in 2Q13. On a sequential basis, excluding loans to government entities, the commercial loan portfolio increased 5.6%, principally supported by the performance of corporates, middle-market and SMEs during the quarter, which increased 6.8%, 3.6% and 4.9%, respectively.

The Individual Loan Portfolio, comprised of mortgages, consumer and credit card loans, represents 38.2% of the total loan portfolio. Credit card, consumer and mortgage loans represent 10.4%, 7.6%, and 20.3% of the total loan portfolio, respectively, and increased YoY by 11.6%, 7.2%, and 12.5%, respectively. Our mortgage loan strategy focuses on targeting the middle income and residential segments, which this quarter increased 2.1% sequentially. Consumer loans increased 3.0% sequentially, showing a 2.9% increase in credit card loans, while the rest of the consumer loan portfolio grew 3.2%, reflecting a conservative pace aligned to our prudent risk management policies.

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The acquisition of ING Hipotecaria remains on target and is expected to close by year-end.

Interest Expense

Interest expense decreased 13.9%, or Ps.738 million, to Ps.4,553 million in 3Q13, compared with Ps.5,291 million in 3Q12, mainly driven by a Ps.814 million decrease in interest expense on our sale and repurchase agreements, which more than offset the increase of Ps.221 million in interest paid on demand deposits.

On a sequential basis, interest expense decreased Ps.750 million, mainly reflecting a decrease in the average volume of sale and repurchase agreements, as well as time deposits. Average interest-bearing liabilities decreased Ps.66,735 million, or 10.4%, mainly explained by a Ps.75,035 million decline in repurchase agreements, and a Ps.7,067 million decrease in time deposits, partially offset by a Ps.18,815 million increase in demand deposits.

The average interest rate on interest-bearing liabilities declined in 3Q13 to 3.16%, representing a 46 bps decrease from 3.62% in 3Q12 and a 14 bps decrease compared with 3.30% in 2Q13.

The Ps.4,553 million in interest expenses paid in 3Q13 is broken down as follows: sale and repurchase agreements 42.5%, time deposits 28.6%, demand deposits 17.9%, credit instruments issued 7.2% and interbank loans 3.8%.

Total deposits at the end of 3Q13 amounted to Ps.389,517 million, representing a 15.8% increase YoY and a 2.9% expansion QoQ. Santander México continues to implement its strategy of enhancing customer service in accordance with the needs of each segment. Additionally, the introduction of campaigns for SMEs and middle-market segments, as well as of new investment products targeted to middle and high-income clients, largely contributed to this performance. As of 3Q13, demand deposits reached Ps.240,940 million, an increase of 24.0% YoY and 10.2% sequentially. Total time deposits reached Ps.148,577 million, an increase of 4.7% YoY and a decline of 7.2% QoQ.

Interest expense on demand deposits amounted to Ps.816 million during 3Q13, representing a YoY increase of 37.1.% and a sequential increase of 19.1%. The YoY increase in 3Q13 was mainly driven by a higher average balance in demand deposits, combined with a 20 bps increase in the average interest rate paid.

Interest paid on time deposits declined 6.0% YoY to Ps.1,303 million. On a sequential basis, interest paid on time deposits decreased 9.5%. The YoY increase reflects an increase in average volume partially offset by a 52 bps decrease in average interest rate paid.

3Q.13 | EARNINGS RELEASE | 15

Asset Quality

Non-performing loans (NPL) at the end of 3Q13 increased by Ps.5,231 million, or 94.6% YoY, to Ps.10,761 million, and also increased on a sequential basis by 21.1%, or Ps.1,876 million. The breakdown of the non-performing loan portfolio is as follows: commercial loans 52.1%, consumer loans 24.8%, and mortgage loans 23.1%.

The YoY increase in non-performing loans primarily reflects growth of the loan portfolio, particularly the higher participation of consumer loans, credit card loans, mortgage loans and SMEs loans in the overall mix. On a sequential basis, commercial loans reported the highest increase in non-performing loans, principally reflecting the exposure to the homebuilder sector.

Grupo Financiero Santander México
Asset Quality
Millions of Mexican Pesos
				Change %
	3Q13	2Q13	3Q12	QoQ	YoY
Total Loans	378,795	365,360	343,383	3.68	10.31
Performing Loans	368,034	356,475	337,853	3.24	8.93
Non-performing Loans	10,761	8,885	5,530	21.11	94.59

Allowance for loan losses	(15,779)	(15,989)	(11,360)	(1.31)	38.90

Non-performing loan ratio	2.84%	2.43%	1.61%	41bps	123bps
Coverage ratio	146.6	180	205.4	(3,340)bps	(5,880)bps

3Q.13 | EARNINGS RELEASE | 16

The NPL ratio for 3Q13 stood at 2.84%, a 123 bps increase from the level reported in 3Q12 and 41 bps from the 2.43% level in 2Q13.  This increase continues to reflect the exposure to the homebuilder sector. However, this NPL ratio level also continues to reflect Santander México’s strict monitoring and portfolio quality assessment processes, which allows the adjustment of loan origination through approval policies in accordance with the performance of the loan portfolio. The NPL ratio excluding the impact of the homebuilders, the NPL ratio for 3Q13 and 2Q13 would have been 1.97% and 1.98%, respectively, while the NPL ratio for 3Q12 remains as reported, as there was no effect from the homebuilders sector.

The coverage ratio for the quarter decreased to 146.6% from 205.4% in 3Q12, and from 180.0% in 2Q13.

During 3Q13, provisions for loan losses amounted to Ps.3,102 million, which represented an increase of Ps.568 million, or 22.4%, YoY and a decrease of Ps.246 million, or 7.3%, on a sequential basis. Excluding the Ps.330 million provision for the homebuilders in 2Q13, provisions would have increased by 2.8% sequentially, in line with the net interest income and the business growth, while provisions for 3Q12 would remain as reported, as there was no effect from the homebuilders sector. The YoY growth is partially affected by the change in the methodology in provisions, which is more stringent and requires higher levels of provisioning in the commercial portfolio.

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Commission and Fee Income (Net)

Grupo Financiero Santander México
Net Commission and Fee Income
Millions of Mexican Pesos
				% Change				% Change
Commission and fee income	3Q13	2Q13	3Q12	QoQ	YoY	2013	2012	13/12
Credit and debit cards	1,129	1,072	1,026	5.3	10.0	3,238	2,816	15.0
Cash management	199	179	176	11.2	13.1	548	526	4.2
Collection and payment services	402	399	347	0.8	15.9	1,192	1,083	10.1
Investment fund management	334	330	349	1.2	(4.3)	987	1,105	(10.7)
Insurance	882	840	783	5.0	12.6	2,540	2,193	15.8
Capital markets and securities activities	173	186	151	(7.0)	14.6	529	468	13.0
Checks	76	82	86	(7.3)	(11.6)	240	265	(9.4)
Foreign trade	131	153	126	(14.4)	4.0	430	397	8.3
Financial advisory services	391	232	432	68.5	(9.5)	1,123	1,073	4.7
Other commissions and fees	177	177	195	0.0	(9.2)	539	584	(7.7)
Total	3,894	3,650	3,671	6.7	6.1	11,366	10,510	8.1

Commission and fee expense
Credit and debit cards	(247)	(261)	(377)	5.4	34.5	(693)	(1,039)	(33.3)
Investment fund management	(16)	(16)	(17)	0.0	5.9	(49)	(46)	6.5
Insurance	(26)	(26)	(24)	0.0	(8.3)	(79)	(69)	14.5
Capital markets and securities activities	(20)	(59)	(46)	66.1	56.5	(114)	(121)	(5.8)
Checks	(8)	(8)	(9)	0.0	11.1	(24)	(27)	(11.1)
Foreign trade	0	(3)	(21)	100.0	100.0	(7)	(21)	(66.7)
Financial advisory services	(8)	(5)	(16)	(60.0)	50.0	(95)	(35)	171.4
Other commissions and fees	(268)	(220)	(197)	(21.8)	(36.0)	(734)	(536)	36.9
Total	(593)	(598)	(707)	0.8	16.1	(1,795)	(1,894)	(5.2)

Commission and Fee Income, net	3,301	3,052	2,964	8.2	11.4	9,571	8,616	11.1

In 3Q13, net commission and fee income totaled Ps.3,301 million, representing a YoY increase of 11.4%, or Ps.337 million. This improvement principally reflects the following YoY increases: 35.9%, or Ps.233 million in credit card fees; 12.8%, or Ps.97 million in insurance brokerage fees; and 15.9%, or Ps.55 million in collection and payments services.

Compared to 2Q13, net commission and fee income increased 8.2%, or Ps.249 million, mainly reflecting the following sequential increases: 68.7%, or Ps.156 million in financial advisory services; 8.8%, or Ps.71 million in credit cards; and 5.2%, or Ps.42 million in insurance brokerage fees.

3Q.13 | EARNINGS RELEASE | 18

Net gain (loss) on financial assets and liabilities

Grupo Financiero Santander México
Net gain (loss) on financial assets and liabilities
Millions of Mexican Pesos				% Change				% Change
	3Q13	2Q13	3Q12	QoQ	YoY	2013	2012	13/12
Valuation
Foreign currencies	(187)	231	(110)	(181.0)	(70.0)	(34)	(81)	58.0
Derivatives	865	(3,447)	(10)	125.1	8,750.0	(3,383)	(4)	(84,475.0)
Shares	66	(545)	(2)	112.1	3,400.0	(585)	109	(636.7)
Debt instruments	37	(1,921)	526	101.9	(93.0)	430	1,026	(58.1)
Subtotal	781	(5,682)	404	113.7	93.3	(3,572)	1,050	(440.2)

Trading
Foreign currencies	110	242	190	(54.5)	(42.1)	388	528	(26.5)
Derivatives	(262)	6,078	338	(104.3)	(177.5)	6,844	(311)	2,300.6
Shares	15	(575)	136	102.6	(89.0)	(105)	723	(114.5)
Debt instruments	(89)	1,245	(150)	(107.1)	40.7	(643)	(214)	(200.5)
Subtotal	(226)	6,990	514	(103.2)	(144.0)	6,484	726	793.1

Total	555	1,308	918	(58)	(40)	2,912	1,776	64.0

In 3Q13, Santander México recorded a net gain on financial assets and liabilities of Ps.555 million, compared with a net gain of Ps.918 million in 3Q12 and a net gain of Ps.1,308 million in 2Q13. The net gain on financial assets and liabilities in 3Q13 is mainly explained by a trading loss of Ps.226 million principally related to derivatives and debt instruments, which were more than offset by a Ps.781 million valuation gains principally related to derivatives.

The Ps.226 million loss in trading, was principally driven by derivatives and debt instruments, which registered negative results of Ps.262 million and Ps.89 million, respectively. These were, partially offset by gains in foreign exchange and shares instruments, which amounted to Ps.110 million and Ps.15 million, respectively.

The Ps.781 million gain in valuation, was mainly explained by gains in derivatives, shares and debt instruments of Ps.865 million, Ps.66 million and Ps.37 million, respectively. These gains were partially offset by a loss of Ps.187 million in the valuation foreign currencies.

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Other Operating Income (Expense)

Grupo Financiero Santander México
Other Operating Income (Expense)
Millions of Mexican Pesos				% Change				% Change
	3Q13	2Q13	3Q12	QoQ	YoY	2013	2012	13/12

Recoveries of loans previously charged-off	493	474	467	4.0	5.6	1,494	1,365	9.5
Income from sale of fixed assets	3	0	0	0.0	0.0	3	1,732	(99.8)
Allowance for loan losses released	0	0	0	0.0	0.0	0	378	(100.0)
Cancellation of liabilities and reserves	80	84	43	(4.8)	86.0	231	155	49.0
Interest on personnel loans	30	30	31	0.0	(3.2)	93	90	3.3
Foreclosed assets reserve	4	(8)	(6)	150.0	166.7	(9)	(29)	69.0
Profit from sale of foreclosed assets	44	38	44	15.8	0.0	112	112	0.0
Technical advisory services	18	14	48	28.6	(62.5)	69	145	(52.4)
Portfolio recovery legal expenses and costs	(116)	(152)	(117)	23.7	0.9	(344)	(431)	20.2
Charge-offs	(108)	(103)	(315)	(4.9)	65.7	(390)	(599)	34.9
Provision for legal and tax contingencies	(57)	33	(96)	(272.7)	40.6	(85)	(198)	57.1
IPAB (indemnity) provisions and payments	(2)	(3)	(3)	33.3	33.3	(8)	(35)	77.1
Other	60	68	16	(11.8)	275.0	153	149	2.7

Other Operating Income (Expense)	449	475	112	(5.5)	300.9	1,319	2,834	(53.5)

In 3Q13, other operating income increased to Ps.449 million from Ps.112 million in 3Q12, mainly due to a Ps.207 million decline in charge-offs. On a sequential basis, other operating income decreased Ps.26 million, from Ps.475 million in 2Q13.

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Administrative and Promotional Expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Grupo Financiero Santander México
Administrative and Promotional Expenses
Millions of Mexican Pesos				% Change				% Change
	3Q13	2Q13	3Q12	QoQ	YoY	2013	2012	13/12
Salaries and employee benefits	(277)	2,392	2,160	(111.6)	(112.8)	4,465	6,357	(29.8)
Credit card operation	65	69	100	(5.8)	(35.0)	206	177	16.4
Professional fees	113	25	103	352.0	9.7	274	359	(23.7)
Leasehold	369	352	339	4.8	8.8	1,088	904	20.4
Promotional and advertising expenses	144	76	126	89.5	14.3	381	325	17.2
Taxes and duties	307	322	307	(4.7)	0.0	841	673	25.0
Technology services (IT)	521	540	502	(3.5)	3.8	1,561	1,336	16.8
Depreciation and amortization	404	427	387	(5.4)	4.4	1,213	1,136	6.8
Contributions to bank savings protection system (IPAB)	397	372	341	6.7	16.4	1,129	987	14.4
Cash protection	155	193	147	(19.7)	5.4	450	377	19.4
Other services and expenses	539	546	645	(1.3)	(16.4)	1,731	1,513	14.4

Total Administrative and Promotional Expenses	2,737	5,314	5,157	(48.5)	(46.9)	13,339	14,144	(5.7)

Administrative and promotional expenses in 3Q13 amounted to Ps.2,737 million. Expenses in 3Q13 reflect an extraordinary non-cash benefit of Ps.2,935 million related to a mandatory regulatory change in employee profit sharing future payments and a cash expense of Ps.132 million in relation to the employee profit share payment of the taxable income for the nine-month period ending September 2013, in order to comply with the newly established legal criteria (Please refer to the Relevant Events section for further details on this extraordinary item).

Going forward, the change in legal criteria regarding employee profit sharing payment, have two effects: i) the extraordinary Ps.2,935 million (pre-tax) non-cash income that will reverse as a non-cash personnel expense in subsequent years as the differences between tax and accounting balances converge; and ii) an incremental annual cost which is expected to represent around 1.0% of total administrative and promotional expenses.

Adjusting for the aforementioned extraordinary items in 3Q13, administrative and promotional expenses grew YoY by 6.9%, or Ps.383 million, consistent with the growth of our business and the ongoing branch expansion.  Additionally, the adoption in 2013 of an internal initiative to normalize the booking of expenses throughout the year remains in place.  Sequentially, expenses in 3Q13 rose by Ps.226 million, or 4.3%.

3Q.13 | EARNINGS RELEASE | 21

On a sequential basis, excluding the aforementioned net benefit, administrative and promotional expenses increased 4.3%, principally due to the following increases: Ps.134 million in salaries and employee benefits, Ps.88 million in professional fees, Ps.68 million in promotional and advertising expenses and Ps.17 million in leaseholds. These increases were partially offset by the following decreases: a Ps.38 million decrease in cash protection, Ps.23 million in depreciation and amortization and Ps.19 million in technology services.

Excluding the aforementioned items, which affected expenses in 3Q13, the efficiency ratio for 3Q13 was 39.9%, which compares to 36.9% in 3Q12 and 39.2% in 2Q13, while the recurrence ratio was 64.1%, below the 66.2% reported in 3Q12 and slightly above the 64.0% 2Q13.

Current and Deferred Taxes

Current and deferred income taxes in 3Q13 were Ps.1,761 million compared with Ps.728 million in 3Q12, and above the Ps.831 million reported in 2Q13.

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Capitalization and ROAE

Banco Santander México
Capitalization
Millions of Mexican Pesos	3Q13	2Q13	3Q12
Tier 1	81,439	76,074	73,570
Tier 2	225	205	1,538
Total Capital	81,664	76,279	75,108

Risk-Weighted Assets
Credit Risk	338,493	322,323	313,707
Credit, Market, and Operational Risk	520,638	499,168	519,647

Credit Risk Ratios:
Tier 1 (%)	24.1	23.6	23.4
Tier 2(%)	0.0	0.1	0.5
Capitalization Ratio (%)	24.1	23.7	23.9

Total Capital Ratios:
Tier 1(%)	15.6	15.2	14.2
Tier 2 (%)	0.0	0.0	0.3
Capitalization Ratio (%)	15.7	15.3	14.5

Banco Santander (México)’s preliminary capital ratio at period end 3Q13 was 15.7%, compared to 14.5% at period end 3Q12 and 15.3% at period end 2Q13.

The Core Capital ratio amounted to 15.6% at period end 3Q13, versus 14.2% at period end 3Q12 and 15.2% at period end 2Q13.

The capital ratio for 2Q13 was modified to reflect the final definition of the regulators, allowing generic allowances calculated under the incurred losses methodology to be considered as Tier II capital. Following this change, however, the capital ratio for 2Q13 calculated under the new methodology remains relatively unchanged from the one the previously published.

As of August 2013, Banco Santander México is classified within Category 1 in accordance with Article 134bis of the Mexican Banking Law, and remains in this category as per the preliminary results dated September 2013, which is the most recently available analysis.

3Q13 ROAE was 19.8%, versus 21.1% in 3Q12 and 18.5% in 2Q13. Excluding the aforementioned non-comparable items in 3Q12 and 3Q13, and the ones reported in previous quarters, normalized ROAE for 3Q12 and 3Q13 would have been 18.1% and 17.8%, respectively.

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RELEVANT EVENTS & REPRESENTATIVE ACTIVITIES AND TRANSACTIONS

Meeting of the Board of Directors of Grupo Financiero Santander México
On July 25th, 2013 was held the meeting of the Board of Directors of Grupo Financiero Santander México, S.A.B. de C.V., it was agreed, among other things, (i) to be aware of the follow-up to the process of acquisition of ING Hipotecaria, S.A. de C.V. SOFOM, a non-regulated financial entity, by Banco Santander (Mexico), S.A., as well as (ii) the accession of Grupo Financiero Santander México to the Internal Government of Banco Santander, S.A., which establishes internal policies of the Company in relation to its head office, in accordance with the guidelines established by the European banking authorities, which allows standardized internal policies of various subsidiaries of Santander at a global level.

Special Shareholders’ Meeting for Series “F” Shares
On August 20, 2013 the Board of Directors of this Series approved:

▪	The resignation of Mr. Jesús María Zabalza as a Non Independent Member of the Board of Directors.
▪	The resignation of Mr. Rodrigo Brand de Lara as Alternate Director, and his appointment as a Non Independent Member of the Board of Directors.
▪	The reelection of the rest of the Members of the Board of Directors of this Share Series.

General Ordinary Shareholders’ Meeting
On August 20, 2013 the Board of Directors approved to modify the terms and conditions of the Ninth Resolution adopted in the General Ordinary Annual Shareholder Meeting held on April 18, 2013, ratifying the payment of a cash dividend to the Shareholders of the Society, originating from the account of “Retained earnings”, by the amount of Ps.8,850 million, which will be paid as following:

a) A cash payment for the amount of Ps.3,950 million, on August 30, 2013.
b) A cash payment for the amount of Ps.4,900 million, on February 25, 2014.

The Board of Directors approved to modify the terms and conditions of the Tenth Resolution adopted in the General Ordinary Annual Shareholder Meeting held on April 18, 2013.

The Board of Directors approved the reelection of the Members of the Board of Directors.

Additionally, the General Ordinary Shareholders’ Meeting of the Company was notified by the Chairman of the Board of Directors, of the resignation of D. Luis Orvañanos Lascurain from the date of notification (July 31, 2013), from his position as Alternate Independent Director of the Board of Directors of the Company.

Change in Legal Criteria regarding Employee Profit Sharing Payment
We determine the employee’s profit sharing in our results of operations according to article 127, fraction III of the Federal Labor Law.

On August 2013, a Supreme Court case law derived from a contradiction of judicial resolutions was published in the Judicial Weekly of the Federation (Semanario Judicial de la Federación), establishing that only those employers that exclusively obtain their income from the administration of real property which produce rents or the recovery of loans and interest thereon are entitled to apply article 127, fraction III of the Federal Labor Law when determining employee profit sharing.
We have evaluated the effects of this decision on past fiscal years and have determined that it represents a remote contingency.  Our evaluation is based on the profile of our collective labor agreements, the SAT criteria for not modifying collective labor agreements and the terms of the Amparo Law reform (Ley de Amparo), which establish that case law cannot be applied retroactively.

As a result of this change in legal criteria, we recognized a liability provision of Ps. 132 million and a deferred asset of Ps. 2,935 million with the corresponding net credit to personnel expenses during the third quarter of 2013.

Going forward, the change in legal criteria regarding employee profit sharing payment will have two effects: i) an extraordinary Ps.2,935 million (pre-tax) non-cash income item that will be accounted as a non-cash personnel expense in

3Q.13 | EARNINGS RELEASE | 24

subsequent years as the differences between the tax and accounting balances converge; and ii) an incremental annual cost which is expected to represent around 1.0% of our total administrative and promotional expenses.

Santander México is the First Bank in Mexico to Launch Vocal Print Authentication
Santander is the first bank in Mexico to launch Vocal Print Authentication to identify clients who contact the bank through telephone banking. This tool enhances security in transactions, facilitates access for customers and improves operational efficiency.

Santander Launches SMEs Campaign with a Rate of 8.0%
Santander México launched a new campaign for SMEs, offering a rate of 8.0%, which places it as the lowest financing rate for SMEs in the market. These loans are partially guaranteed by Nacional Financiera and Bancomext.

Pre-delivery Payment Finance with Volaris
Banco Santander México provided US$71.5 million in financing to Volaris for the pre-delivery payment of eight new Airbus A320 aircrafts. With this transaction, Santander consolidates its leadership position in structural finance for the aircraft industry in Mexico.

Initial Public Offering for Volaris
Santander México participated in Volaris’ Initial Public Offering (IPO), as Bookrunner for the local tranche and Co-Manager for the international tranche. This transaction amounted to US$398 million, and was 2.3 times oversubscribed with a 79% allocation in the international markets.

Santander México as Joint Bookrunner in the Equity Offering of OMA
Santander México participated as local and international Joint Bookrunner in OMA’s Equity Offering (Grupo Aeroportuario del Centro Norte) for Ps.2,760 million, which was allocated as follows: 60% in the international markets and 40% in the local market.

Santander México as Underwriter in Genomma Lab’s Debt Issuance
Banco Santander México acted as underwriter of Genomma Lab’s 5-year, Ps.2,000 million debt issuance.

3Q.13 | EARNINGS RELEASE | 25

AWARDS & RECOGNITION
Santander’s Client Service Ombudsman Department Receives 2013 CSR Best Practices Award
On October 23, 2013.  Santander México’s Client Service Ombudsman Department was recognized for Best Practices in Corporate Social Responsibility (CSR) for 2013 in the category of “Business Ethics,” as granted by the Mexican Center for Philanthropy (Cemefi), the Alliance for Social Responsibility in Mexico (AliaRSE) and the Network SumaRSE.

Santander’s Legal Team Recognized by The American Lawyer
On September 23, 2013, the American Lawyer magazine recognized Santander’s legal team for their outstanding performance in the placement of 24.9% of the Group’s capital in the equity markets of Mexico and the U.S., which was the third largest equity offering in the world, and the largest in Mexico, in 2012.

Santander México Recognized as a Leader in SMEs Financing
On August 11, 2013 the Ministry of Economy (Secretaría de Economía) recognized Santander México as a leader in financing to SMEs, noting that the bank has placed the largest amount of credit in this segment.

"Best Bank in Mexico 2013" Euromoney”

On July 14, 2013 the prestigious Euromoney magazine awarded Bank Banco Santander as “Best Bank in Mexico” for the second consecutive year, reflecting Santander’s outstanding participation in most of the most important banking events in 2012. Santander was highlighted by two unprecedented operations in the Mexican financial system made in 2012: i) the 24.9% placement of group capital in the equity markets of Mexico and the U.S., which was the third largest equity offering in the world, and the largest in Mexico; and ii) the 10-year bond senior debt issuance which had the longest term and the lower cost for a Mexican bank.

Euromoney magazine, founded in 1969, is recognized worldwide as a leader in international banking and financial news, as well as for its excellence awards which are benchmark for the financial sector. These awards are decided by Euromoney editors based on objective data such as profitability, growth and efficiency, and the ability of each institution to address complex challenges in times like these.

3Q.13 | EARNINGS RELEASE | 26

RATING CONFIRMATION BY STANDARD AND POOR’S, MOODY’S and FITCH RATINGS

CREDIT RATINGS

Banco Santander (México)
Ratings
	Standard & Poor´s	Moody´s	Fitch Ratings
Global Scale
Foreign Currency
Long Term	BBB	Baa1	BBB+
Short Term	A-2	P-2	F2

Local Currency
Long Term	BBB	A3	BBB+
Short Term	A-2	P-2	F2

National Scale
Long Term	mxAAA	Aaa.mx	AAA(mex)
Short Term	mxA-1+	Mx-1	F1+(mex)

Autonomous Credit Profile (SACP)	bbb+	-	-
Rating viability (VR)	-	-	bbb+
Support	-	-	2
Financial Strength	-	C-	-
Standalone BCA	-	baa1	-
Outlook	Stable	Stable	Stable

Last publication:	13-Jun-13	14-Jun-13	28-May-13

Brokerage - Casa de Bolsa Santander
Ratings
	Moody´s	Fitch Ratings
Global Scale
National Scale
Long Term	A3	_
Short Term	Prime-2	_

National Scale
Long Term	Aaa.mx	AAA.mx
Short Term	Mx-1	F1+mx

Outlook	Stable	Stable

3Q.13 | EARNINGS RELEASE | 27

3Q13 EARNINGS CALL DIAL-IN INFORMATION
Date:	Tuesday, October 29, 2013
Time:	8:30 AM (MCT); 10:30 AM (US ET)

Dial-in Numbers:	1-866-416-5346 US & Canada; 1-913-312-0714 International & Mexico

Access Code:	5073807

Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1023969

Replay:
Starting Tuesday, October 29, 2013 at 1:30pm US ET, and ending on Tuesday,
November 5, 2013 at 11:59pm US ET

Dial-in number: 1-866-416-5346 US & Canada; 1-913-312-0714 International & Mexico

Access Code: 5073807

ANALYST COVERAGE
Actinver, Bank of America Merrill Lynch, Barclays, BBVA Bancomer, Citi, Credit Suisse, Deutsche Bank, EVA Dimensions, GBM, Goldman Sachs, HSBC, Independent Research, Interacciones, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, RBC, Scotiabank, UBS and Vector.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS
ROAE: Annualized net income (9M13/3x4) divided by average equity (Average of 3Q13, 4Q12)

EFFICIENCY: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and net of allowances).

RECURRENCY: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

3Q.13 | EARNINGS RELEASE | 28

ABOUT GRUPO FINANCIERO SANTANDER MEXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)
Grupo Financiero Santander Mexico, S.A.B. de C.V. (Santander Mexico), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander Mexico offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2013, Santander Mexico had total assets of Ps.806.3 billion under Mexican GAAP and more than 10.6 million customers. Headquartered in Mexico City, the Company operates 991 branches and 238 offices nationwide and has a total of 13,883 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information on Grupo Financiero Santander contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance
EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Director – Controller	Executive Director of Internal Audit

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with the General Nature Provisions applicable to Holding Corporations of Financial Groups which are subject to the supervision of the National Banking and Securities Commission on accounting procedures, published in the Federal Official Gazette on January 31, 2011.  The exchange rate used to convert foreign currency transactions to pesos is PPs.13.1747.

INVESTOR RELATIONS CONTACT
Gerardo Freire Alvarado
+ 52 (55) 5269-1827
investor@santander.com.mx

LEGAL DISCLAIMER
Grupo Financiero Santander México cautions that this report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this reports and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other factors indicated in the “Risk Factors” section of our Registration

3Q.13 | EARNINGS RELEASE | 29

Statement on Form F-1 (File No. 333-183409). The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this report is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in nominal terms. Historical figures are not adjusted by inflation.

3Q.13 | EARNINGS RELEASE | 30

Grupo Financiero Santander México

▪	Consolidated Balance Sheet

▪	Consolidated Statement of Income

▪	Consolidated Statement of Changes in Stockholders’ Equity

▪	Consolidated Statement of Cash Flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

3Q.13 | EARNINGS RELEASE | 31

Grupo Financiero Santander México
Consolidated Balance Sheet
Millions of Mexican Pesos
		2013		2012
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Cash and due from banks	72,419	84,994	102,461	81,626	74,579	77,019	60,747

Margin accounts	3,664	3,134	3,830	3,995	3,817	4,534	4,187

Investment in securities	187,456	219,869	201,150	169,499	202,014	262,863	269,588
Trading securities	127,070	160,761	158,619	117,036	141,986	203,124	202,726
Securities available for sale	55,132	53,908	37,384	47,373	54,996	54,764	61,944
Securities held to maturity	5,254	5,200	5,147	5,090	5,032	4,975	4,918

Debtors under sale and repurchase agreements	19,069	8,906	21,148	9,471	4,458	4,827	4,484

Derivatives	75,844	72,042	94,565	80,622	89,391	87,859	71,993
Trading purposes	75,691	71,810	94,178	80,322	88,947	87,288	71,278
Hedging purposes	153	232	387	300	444	571	715
Valuation adjustment for hedged financial assets	125	64	246	210	240	220	139

Performing loan portfolio
Commercial loans	228,337	220,224	213,471	214,445	211,685	212,492	198,276
Commercial or business activity	196,431	188,480	175,379	175,329	175,945	176,332	163,630
Financial entities loans	1,912	779	451	407	619	606	1,934
Government entities loans	29,994	30,965	37,641	38,709	35,121	35,554	32,712
Consumer loans	65,400	63,464	61,906	61,603	59,996	57,043	52,857
Mortgage loans	74,297	72,787	70,448	68,542	66,172	64,417	62,559
Total performing loan portfolio	368,034	356,475	345,825	344,590	337,853	333,952	313,692

Nonperforming loan portfolio
Commercial loans	5,608	3,899	1,823	1,523	1,402	1,313	1,135
Commercial or business activity	5,608	3,899	1,815	1,523	1,402	1,313	1,135
Government entities loans	0	0	8	0	0	0	0
Consumer loans	2,668	2,606	2,261	2,236	2,053	1,709	1,255
Mortgage loans	2,485	2,380	2,358	2,334	2,075	1,931	1,982
Total nonperforming portfolio	10,761	8,885	6,442	6,093	5,530	4,953	4,372
Total loan portfolio	378,795	365,360	352,267	350,683	343,383	338,905	318,064

Allowance for loan losses	(15,779)	(15,989)	(11,954)	(11,580)	(11,360)	(11,101)	(10,875)
Loan portfolio (net)	363,016	349,371	340,313	339,103	332,023	327,804	307,189

Other receivables (net)	57,934	69,356	72,699	45,884	47,167	55,640	46,677
Foreclosed assets (net)	140	126	136	150	172	196	220
Property, furniture and fixtures (net)	4,328	4,113	4,058	4,095	3,770	3,780	5,439
Long-term investment in shares	122	117	167	134	115	101	157
Deferred taxes and deferred profit sharing (net)	16,998	14,672	11,049	10,512	9,087	8,424	8,183
Deferred charges, advance payments and intangibles	4,136	4,096	4,141	4,247	3,690	3,792	4,146
Other assets	178	175	169	163	264	196	170
Discontinued operations	879	730	712	626	634	544	628
Total assets	806,308	831,765	856,844	750,337	771,421	837,799	783,947

3Q.13 | EARNINGS RELEASE | 32

Grupo Financiero Santander México
Consolidated Balance Sheet
Millions of Mexican Pesos
			2013				2012
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	415,225	404,972	411,092	397,546	358,606	352,753	346,605
Demand deposits	240,940	218,593	226,503	210,915	194,351	204,606	187,787
Time deposits – Customers	129,344	130,599	124,871	125,584	120,034	117,184	122,816
Time deposits – Money market	19,233	29,498	23,546	25,953	21,904	9,085	14,507
Credit instruments issued	25,708	26,282	36,172	35,094	22,317	21,878	21,495

Bank and other loans	29,688	27,086	31,094	27,463	34,339	24,804	21,372
Demand loans	6,506	9,659	9,075	8,240	5,916	6,851	5,949
Short-term loans	16,174	15,513	19,726	16,767	26,092	15,704	13,278
Long-term loans	7,008	1,914	2,293	2,456	2,331	2,249	2,145

Creditors under sale and repurchase agreements	108,890	127,376	116,299	73,290	106,306	168,227	189,299

Collateral sold or pledged as guarantee	8,745	18,316	18,130	6,853	17,972	18,766	14,104
Securities loans	8,745	18,316	18,130	6,853	17,972	18,766	14,104

Derivatives	75,725	73,498	92,751	79,561	86,611	87,959	70,290
Trading purposes	73,955	72,264	91,132	77,939	85,207	86,232	69,264
Hedging purposes	1,770	1,234	1,619	1,622	1,404	1,727	1,026

Other payables	66,493	77,766	83,789	66,610	71,567	88,567	47,468
Income taxes payable	148	180	284	440	720	335	841
Employee profit sharing payable	272	97	83	169	115	81	61
Creditors from settlement of transactions	40,906	52,312	62,970	38,604	47,308	52,492	24,013
Creditors from collaterals received on cash	4,781	4,215	6,158	5,725	6,243	5,889	4,469
Sundry creditors and other payables	20,386	20,962	14,294	21,672	17,181	29,770	18,084

Deferred revenues	838	919	1,011	1,041	1,091	1,096	1,385
Discontinued operations	210	135	159	146	136	82	180

Total liabilities	705,814	730,068	754,325	652,510	676,628	742,254	690,703

Paid in capital	47,908	47,881	47,776	47,811	47,776	48,195	48,195
Capital stock	36,357	36,357	36,357	36,357	36,357	36,357	36,357
Share Premium	11,551	11,524	11,419	11,454	11,419	11,838	11,838

Other capital	52,586	53,816	54,743	50,016	47,017	47,350	45,049
Capital reserves	1,851	1,850	349	349	349	349	108
Retained earnings	36,190	43,370	48,979	31,068	31,038	35,311	38,541
Result from valuation of securities available for sale, net	(99)	(215)	762	678	727	688	442
Result from valuation of cash flow hedge instruments, net	(108)	(59)	(74)	90	382	690	932
Net income	14,742	8,860	4,717	17,822	14,512	10,298	5,013
Non-controlling interest	10	10	10	9	9	14	13
Total stockholders´equity	100,494	101,697	102,519	97,827	94,793	95,545	93,244
Total liabilities and stockholders´ equity	806,308	831,765	856,844	750,337	771,421	837,799	783,947

3Q.13 | EARNINGS RELEASE | 33

Grupo Financiero Santander México
Consolidated Balance Sheet
Millions of Mexican Pesos

		2013		2012
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

FOR THIRD PARTIES

Current client account
Client Banks	81	675	56	74	74	261	147
Liquidation of client transactions	(364)	(1,245)	(47)	116	350	(2,030)	35
Dividends on behalf of clients	1	1	1	1	0	1	1

Custody services
Assets under custody	255,157	579,068	290,289	317,118	261,131	198,793	210,076
Client securities abroad	0	0	0	1	0	0	1

Transactions on behalf of third parties
Sale and repurchase agreements	55,615	71,235	38,874	45,914	44,469	55,334	65,577
Security loans on behalf of clients	946	1,121	1,201	1,256	1,457	1,826	2,182
Collaterals received as guarantee on behalf of clients	240,592	2,023	28,283	29,504	19,013	15,690	19,542
Acquisition of derivatives	253,974	267,400	291,038	289,248	294,269	308,411	308,379
Sale of derivatives	425,602	479,013	526,154	570,945	579,263	603,162	656,451

Total on behalf of third parties	1,231,604	1,399,291	1,175,849	1,254,177	1,200,026	1,181,448	1,262,391

Proprietary record accounts:

Contingent assets and liabilities	33,485	33,237	30,265	33,236	24,053	31,852	31,904

Credit commitments
Trusts	125,762	123,172	127,435	125,954	106,006	106,747	155,407
Mandates	1,627	1,612	1,596	1,580	2,582	1,548	1,532

Assets in custody or under administration	3,682,981	4,006,969	3,567,360	3,561,696	3,312,634	3,062,735	3,084,880

Credit Commitments	150,895	155,912	155,483	133,744	160,790	203,362	157,565

Collateral received	73,667	60,377	154,943	71,296	90,548	52,244	49,931

Collateral received and sold or pledged as guarantee	45,016	31,663	115,180	53,788	66,877	26,708	29,027

Uncollected interest earned on past due loan portfolio	1,473	1,447	1,402	1,808	794	1,092	985

Other accounts	518,961	501,926	484,324	501,538	466,076	455,197	429,800

Subtotal	4,633,867	4,916,315	4,637,988	4,484,640	4,230,360	3,941,485	3,941,031

Total	5,865,471	6,315,606	5,813,837	5,738,817	5,430,386	5,122,933	5,203,422

3Q.13 | EARNINGS RELEASE | 34

These consolidated financial statements were approved by the Board of directors and signal on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Director - Controller	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

3Q.13 | EARNINGS RELEASE | 35

Grupo Financiero Santander México
Consolidated Statement of Income
Millions of Mexican Pesos

	2013				2012
	2013	3Q	2Q	1Q	2012	4Q	3Q	2Q	1Q
Interest income	41,473	13,664	14,201	13,608	55,388	14,259	13,873	13,830	13,426
Interest expense	(14,827)	(4,553)	(5,302)	(4,972)	(21,495)	(5,447)	(5,291)	(5,436)	(5,321)
Financial margin	26,646	9,111	8,899	8,636	33,893	8,812	8,582	8,394	8,105

Allowance for loan losses	(9,254)	(3,102)	(3,348)	(2,804)	(9,445)	(2,948)	(2,534)	(1,994)	(1,968)
Financial margin after allowance for loan losses	17,392	6,009	5,551	5,832	24,448	5,864	6,048	6,400	6,137

Commission and fee income	11,366	3,894	3,650	3,822	14,368	3,858	3,671	3,420	3,419
Commission and fee expense	(1,795)	(593)	(598)	(604)	(2,525)	(631)	(707)	(659)	(528)
Net gain on financial assets and liabilities	2,912	555	1,308	1,049	2,189	413	918	105	753
Other operating income	1,319	449	475	395	3,043	209	112	2,029	693
Administrative and promotional expenses	(13,339)	(2,737)	(5,314)	(5,288)	(20,138)	(5,996)	(5,157)	(4,534)	(4,451)
Total operating income	17,855	7,577	5,072	5,206	21,385	3,717	4,885	6,761	6,023

Equity in results of associated companies	58	16	27	15	69	20	15	17	17

Income from continuing operations before income taxes	17,913	7,593	5,099	5,221	21,454	3,737	4,900	6,778	6,040

Current income taxes	(5,036)	(1,030)	(2,938)	(1,068)	(5,807)	(1,654)	(1,275)	(1,756)	(1,122)
Deferred income taxes	1,891	(732)	2,107	516	2,048	1,179	547	246	76

Income from continuing operations	14,768	5,831	4,268	4,669	17,695	3,262	4,172	5,268	4,994

Discontinued operations	(25)	51	(124)	48	129	49	42	19	19

Consolidated net income	14,743	5,882	4,144	4,717	17,824	3,311	4,214	5,287	5,013

Non-controlling interest	(1)	0	(1)	0	(1)	(1)	0	(1)	0

Net income	14,742	5,882	4,143	4,717	17,823	3,310	4,214	5,286	5,013

3Q.13 | EARNINGS RELEASE | 36

These consolidated financial statements were approved by the Board of directors and signal on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

3Q.13 | EARNINGS RELEASE | 37

Grupo Financiero Santander México
Consolidated Statements of Changes in Stockholders’ Equity
From January 1st to September 30, 2013
Millions of Mexican Pesos

	Paid-in Capital		Other Capital
CONCEPT	Capital Stock	Additional Paid-In Capital	Capital Reserves	Retained Earnings	Surplus (deficit) from valuation of securities available for sale	Surplus (Deficit) from the valuation of cash flow hedge securities	Cumulative effect from conversion	Net income (loss)	Minority Interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31, 2012	36,357	11,454	349	31,068	678	90	0	17,822	9	97,827
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year’s net income			2	17,820				(17,822)		0
Dividends declared				(8,850)
TOTAL	0	0	2	8,970	0	0	0	(17,822)	0	(8,850)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					(777)					(777)
Result from valuation of cash flow hedge instruments, net						(198)				(198)
Reserve for purchase of treasury shares			1,500	(1,500)						0
Shares held by treasury		(8)		8						0
Recognition of cost in connection with share-based payments		105								105
Recoveries of allowance for loan losses previously applied to retained earnings				36						36
Initial cumulative effect of change in methodology for measuring allowance for loan with respect to commercial loan portfolio.				(2,412)						(2,412)
Share of comprehensive income of associated companies accounted for by the equity method				20						20
Net Income								14,742	1	14,743
TOTAL	0	97	1,500	(3,848)	(777)	(198)	0	14,742	1	11,517
BALANCE AS OF SEPTEMBER 30, 2013	36,357	11,551	1,851	36,190	(99)	(108)	0	14,742	10	100,494

3Q.13 | EARNINGS RELEASE | 38

These consolidated financial statements were approved by the Board of directors and signal on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

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Grupo Financiero Santander México
Consolidated Statement of Cash Flows
From January 1st to September 30, 2013
Millions of Mexican Pesos

OPERATING ACTIVITIES
Net Result		14,742
Adjustments due to items that do not require cash flows -
Result from the valuation associated with operating activities	(316)
Equity in results of associated companies	(58)
Depreciation of properties, furniture and fixtures	474
Amortization of intangible assets	739
Recognition of share-based payments	105
Income tax and employee profit sharing (current and deferred)	210
Discontinued operations	25	1,179
		15,921

CHANGES IN OPERATING ACCOUNTS
Change in Margin accounts		330
Change in Investment in securities		(19,082)
Change in Debtors under sale and repurchase agreements		(9,597)
Change in Derivatives (asset)		4,563
Change in Loan portfolio (net)		(27,358)
Change in Foreclosed assets		9
Change in Other operating assets		(15,867)
Change in Deposits		17,679
Change in Bank and other loans		2,226
Change in Creditors under sale and repurchase agreements		35,600
Change in Collateral sold or pledged as guarantee		1,892
Change in Derivatives (liabilities)		(3,836)
Change in other operating liabilities		(3,117)
Payments of income taxes x		(3,479)

Net resources (used in) operating activities		(4,116)

INVESTING ACTIVITIES
Sale of Properties, furniture and fixtures		7
Purchases of properties, furniture and fixtures		(711)
Cash dividends received		68
Payments for acquisition of intangible assets		(619)
Payments from disposal of other long-lived assets (price adjustment)		(254)

Net resources (used in) investing activities		(1,509)

FINANCING ACTIVITIES

Cash payment of dividends		(3,950)
Recovery of allowance for loan losses applied to retained earnings		36

Net resources (used in) financing activities		(3,914)

Net increase in cash and cash equivalents		(9,539)

Effects on exchange rate changes on cash and cash equivalents		332

Cash and cash equivalents at beginning of year		81,626

Cash and cash equivalents at the end of the year		72,419

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These consolidated financial statements were approved by the Board of directors and signal on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

3Q.13 | EARNINGS RELEASE | 41

Significant accounting policies

The significant accounting policies applied by the Financial Group are in conformity with the accounting criteria established by the Commission in the General Provisions Applicable to Financial Groups, Credit Institutions, Brokerage House and Regulated Multiple Purpose Financing Entities (“the provisions”), in its circulars and in general and specific official mandates, which require that management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures. Although the actual results may differ, management believes that the estimates and assumptions utilized were appropriate under the circumstances.

Based on accounting criterion A-1 of the Commission, the accounting of the Financial Group shall be in conformity with Mexican Financial Reporting Standards (“MFRS”, which are comprised of individual accounting standards that are known as “NIF”) as promulgated by the Mexican Board of Financial Reporting Standards (“CINIF”), except when the Commission believes that a specific regulation or accounting treatment should be applied on the basis that the institutions subject to its rules carry out specialized operations.

Changes in accounting policies

Changes in the Accounting Criteria of the Commission

Changes that occurred during 2012

In July 2012, the Federal Official Gazette published certain amendments to the accounting criteria applicable to credit institutions, which modify the accounting criteria used for trusts and the consolidation of special-purpose entities (EPE) and which define the specific standards used for the recognition, valuation, presentation and disclosure of trusts and EPE in the financial statements, as a means of generating transparent financial information comparable with that of other countries.

The changes are as follows:

➢
The valuation of the trust's net assets must be recognized in memorandum accounts according to the accounting criteria issued by the Commission, unless trusts request, obtain and maintain the registration of their securities with the National Securities Registry, in which case their net assets must be valued according to the accounting standards issued by the Commission for application to securities issuers and other market participants (International Financial Reporting Standards, or IFRS).

➢	The description of the minimum conditions that must be fulfilled to demonstrate that an entity does not exercise control over an EPE thereby avoiding the consolidation thereof has been eliminated.
➢
The financial statements of the consolidated EPE must be prepared according to the same accounting criterion; likewise, when involving operations of the same nature, the accounting policies applied by the consolidating entity must also be used.

➢
When the EPE uses accounting criteria or policies other than those applicable to the consolidating entity, the financial statements of the EPE utilized for consolidation purposes must be consistent with those of the consolidating entity.

Changes that occurred during 2011

During 2011, the Federal Official Gazette published certain modifications to the accounting criteria for Credit Institutions, Brokerage Houses, Regulated Multiple Purpose Financing Entities and Holding Companies of Financial Groups.

The purpose of these changes is to achieve consistency with the NIF and International Financial Reporting Standards and to provide more complete financial information with improved disclosures. Such changes principally affected investments in securities, derivatives and hedging operations, the credit portfolio, and the presentation of the basic financial statements.

The most significant effects of these changes are as follows:

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➢
The presentation of the income statement is comprehensively restructured for purposes of compliance with MFRS. The headings of "Other products" and "Other expenses" are eliminated and the items which comprise these headings are now presented within the heading of "Other operating income”.

➢
The accounting standard related to the treatment of collateral granted and received for transactions with derivative financial instruments traded on unrecognized markets. They will be accounted for separately from the margin accounts, and will be recorded in an account receivable or payable, as the case may be.

➢
The valuation of implicit derivatives denominated in foreign currency contained in contracts is not established, when such contracts require payments in a currency that is commonly used to purchase or sale non-financial items in the economic environment in which the transaction is performed (for example, a stable and liquid currency which is commonly used in local transactions or in foreign trade transactions).

➢
In the case of separable hybrid financial instruments, the host contract and the embedded derivative will be presented separately.  Previously, it was established that both should be presented together.  Now the embedded derivative should be presented under the heading of "Derivatives".

➢	In convergence with NIF, the requirement to present the charge to net income for net additions to allowance for loan losses in a discrete line in the cash flow statement is eliminated.
➢	Bulletin A-2 of the Provisions Applicable to Financial Groups is amended to eliminate the provision which indicated that insurance and bonding companies were not subject to consolidation.
➢	Accounting criterion B-6 “Credit portfolio” of the provisions establishes the following:
o
In the case of restructuring and renewals in which multiple loans granted to a given borrower are consolidated into a single loan, which is given a credit rating equal to the lowest rated  loan outstanding from the borrower.

o
In order to demonstrate sustained payment and no longer classify a restructured or renewed loan as overdue, evidence supporting the borrower's payment capacity must be made available to the Commission.

o	The maturity periods used to transfer loans to the overdue portfolio can be monthly, regardless of the number of days of each calendar month, in accordance with the following:

30 days	One month
60 days	Two months
90 days	Three months

o
Current loans other than those involving a single principal payment, the payment of interest periodically or at maturity and which are restructured or renewed at least 80% of the original credit period having elapsed are only considered as current if the borrower has a) paid all accrued interest and b) settled the principal of the original credit amount which should have been paid at the renewal or restructuring date.

If all of the conditions described in the preceding paragraph are not fulfilled, loans are considered overdue from the date on which they are restructured or renewed until evidence of sustained payment is obtained.
Current loans other than those involving a single lump-sum principal payment, periodic payments of interest or a lump-sum payment thereof at maturity and which are restructured or renewed during the final 20% of the original credit period are only considered as current when the borrower has a) settled all accrued interest, b) paid the principal balance due at the renewal or restructuring date and, c) paid 60% of the original loan amount.
If all the conditions described in the preceding paragraph are not fulfilled, credits are considered as overdue from the date on which they are restructured or renewed until evidence of sustained payment is obtained.
o
In the case of loan payments reflecting timely borrower compliance (sustained credit payment), at least 20% of principal or the total amount of any interest accrued under the restructuring or renewal payment scheme must be covered.

o
For loans involving a single principal payment, the periodic payments of interest or a lump sum payment of interest at maturity and which are restructured during the credit period or renewed at any time, are classified as overdue portfolio until evidence of sustained payment is obtained.

o	Loans that are initially classified as revolving and that are restructured or renewed at any time are only considered as current when the borrower has settled all accrued interest, the loan has no

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overdue payments and the elements needed to justify the debtor's payment capacity are available, i.e., it is highly likely that the debtor will settle the outstanding payment.

o
When a credit line is canceled, the unpaid balance of commissions collected for loans canceled before the end of the 12-month period are directly recognized in the results of the year under the heading of “Commission and fee income”.

o	The incorporation of the commissions for loan restructurings as commissions for the initial granting of the loan, which may be deferred during the new term of the restructured loan.
o
The commissions collected for granting loans must be presented net of the respective costs and expenses under the “Other assets” or “Deferred revenues and other advances” headings, as appropriate. Likewise, annual credit card commissions must also be presented net of the respective costs and expenses.

o
Any deferred charge generated on the acquisition of portfolio should be presented under the heading of "Other assets" and, furthermore, discounts should be presented under the heading of "Deferred revenues and other advances", together with any excess originated on the portfolio acquisitions.

Changes in NIF applicable to the Financial Group

Applicable as of 2013

NIF B-8, Consolidated or Combined Financial Statements
NIF C-7, Investments in associated companies, joint businesses and other permanent investments
NIF C-21, Agreements with joint control

Improvements to the Financial Reporting Standards 2013

Some of the principal changes established in such provisions are as follows:

➢
NIF B-8, Consolidated or Combined Financial Statements- Amends the definition of control. The existence of control over an entity is the basis for consolidation of the financial information. With this new definition and in accordance with the criteria of the revised standard, consolidation may be required of certain previously unconsolidated entities that are controlled by the Entity and, vice versa, the Entity may be required to deconsolidate previously consolidated entities over which the Entity has determined it does not exercise control. This NIF establishes that an entity exercises control when it has power to direct relevant activities and if it is exposed to or has rights to variable returns of another entity and has the ability to influence such returns. Additionally, the NIF introduces the concept of protective rights, which are defined as those rights that are designed to protect the non-controlling investor’s participation, while not granting power to such investor. The standard also incorporates the concepts of principal and agent, wherein the principal is the investor entitled to make decisions on its own behalf, while the agent’s role is limited to  making decisions on behalf of the principal; consequently, the latter cannot be the party who exercises control. The NIF removes the term “special-purpose entity” and introduces  the concept of a structured entity, which is an entity designed in such a way that voting or similar rights are not the determining factor for deciding who has control over it.

➢
NIF C-7, Investments in associated companies, joint businesses and other permanent investments – Establishes that investments in joint businesses should be recognized by applying the equity method and that all the profit and loss effects derived from permanent investments in associated companies, joint businesses and others should be recognized in results under the heading of equity in results of other entities. Requires further disclosures designed to provide greater financial information on the associated companies and joint businesses and eliminates the term specific purpose entity (SPE).

➢
NIF C-21, Agreements with joint control – It defines that a joint agreement is an agreement that regulates an activity over which two or more parties exercise joint control, as follows: 1) joint transaction, when the parties to the agreement have direct rights to the assets and obligations for the liabilities, relative to the agreement and 2) joint business, when the parties have the right to participate only in the residual value of

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the assets once the liabilities have been deducted.  Establishes that the equity held in a joint business should be recognized as a permanent investment and valued by the equity method.

➢	Improvements to NIF 2013 – The principal improvements that generate accounting changes which should be recognized retrospectively in years beginning as of January 1, 2013 are as follows:

o	Bulletin C-9, Liabilities, provisions, contingent assets and liabilities and commitment and

o
Bulletin C-15, Impairment in the value of long-lived assets and their disposal- . If an operation is discontinued, the obligation to restructure any balance sheets of previous periods presented for comparative purposes is eliminated.

o
Bulletin D-5, Leases- Stipulates that non-reimbursable lease payments should be deferred over the lease period and recognized in current earnings upon recognition of revenues and related expenses by the lessor and the lease, respectively.

Furthermore, Improvements to the NIF 2013 that do not generate accounting changes were issued; they mainly establish clearer definitions of terms.

Applicable as of 2012

NIF C-6, Property, Plant and Equipment.- Establishes the requirement to separately depreciate the components that are significant to items of property, plant and equipment, aside from the depreciation of the remainder of the entry as though a single component.

Improvements to Mexican Financial Reporting Standards 2012.- The main improvements that result in accounting changes are as follows:

➢
Bulletin B-14, Earnings per Share.- Requires the calculation and disclosure of diluted earnings per share when the entity has incurred a loss from continuing operations, regardless of whether or not there is net income for the period.

➢
Bulletin C-11, Stockholders’ Equity – Eliminates the rule whereby the contributions received by a company must be recorded under stockholders' equity. These amounts must now be recorded as income in the statement of income.

➢
Bulletin C-15, Impairment in the Value of Long-lived Assets and their Disposal – Eliminates a) the limitation that an asset that is not in use may be classified as held for sale, and b) reversal of goodwill impairment losses. The standard also stipulates that impairment losses related to long-lived assets should be classified in the statement of income within the appropriate cost and expenses line items, and not under other income and expenses, or as a special item.

➢	NIF D-4, Income taxes – Modifies the definition of a deductible temporary difference and taxable accruable temporary difference.

Change in accounting policy applicable in 2013

On June 24, 2013, the Commission issued rulings which modified the “General Provisions applicable to Credit Institutions”, whereby the methodology applicable to the classification of the commercial loan portfolio was modified in order to change the current model of creating allowance for loan losses based on the incurred loss model to an expected loss model wherein losses of the following 12 months are estimated with the credit information that best foresees them. Such modification entered into effect on the day following its publication.

The Commission stipulated the recognition in stockholders’ equity under the heading “Retained earnings” of the initial cumulative financial effect derived from the application of the new classification methodology for the commercial loan portfolio. The Commission stipulated two deadlines for the implementation of these new

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criteria. The first deadline is as of December 31, 2013 to determine and record the allowance for loan losses to commercial or business activity loan portfolio and the second deadline is as of June 30, 2014 for loan losses related to financial entities loan portfolio.

Santander México recognized the initial cumulative financial effect derived from the application of the new classification methodology for the commercial or business activity loan portfolio as of June 30, 2013. Santander México has not yet recognized the initial cumulative financial effect derived from the application of the new classification methodology for the financial entities loan portfolio.

The initial effect resulting from the change in the rating methodology of the commercial loan portfolio stipulated by the Commission originated an increased in the allowance for loan losses in the amount of Ps.3,446 million pesos which were reported in the balance sheet under the line item "Allowance for loan losses" with its corresponding debit in Stockholders' equity under the line item “Retained earnings” by this same amount.

In addition, and in accordance with provisions of MFRS D-4, Income Taxes, Santander México recognized the deferred tax resulting from the initial effect derived from the change in the rating methodology of the commercial loan portfolio. This was accounted for as an increase in the amount of Ps.1,034 million pesos in the line item "Deferred taxes and deferred profit sharing (net)" within the balance sheet asset side with its corresponding increase in the “Retained earnings” line item within the Stockholders' equity. The effect recognized in Stockholders equity under “Retained earnings” derived from the application of the change in rating methodology of the commercial loan portfolio amounted to $2,412 million, net of the related deferred tax.

As of June 30, 2013 (date of the initial application), the amount of the allowance for commercial loan portfolio calculated with the methodology based on an expected loss model amounts to $6,142 compared with $2,696 that would correspond to the amount of the allowance for loan losses for the commercial loan portfolio calculated with the methodology based on an incurred loss model.

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Grupo Financiero Santander México
Earnings per ordinary share and Earnings per diluted share
(Millions of pesos, except shares and earnings per share)

	SEPTEMBER 2013			SEPTEMBER 2012			SEPTEMBER 2011

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	- weighted -	per share	Earnings	- weighted -	per share

Earnings per share	14,741	6,786,394,913	2.18	14,513	6,786,394,913	2.14	10,940	6,786,394,913	1.61

Treasury stock		(13,412,565)

Diluted earnings per share	14,741	6,772,982,348	2.18	14,513	6,786,394,913	2.14	10,940	6,786,394,913	1.61

Plus (loss) less (profit):

Discontinued operations	25			(80)			(474)
Continued fully diluted earnings per share	14,766	6,772,982,348	2.18	14,433	6,786,394,913	2.13	10,466	6,786,394,913	1.54

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Grupo Financiero Santander México
Consolidated Balance Sheet by Segment
Millions of Mexican Pesos
	As of September 30, 2013			As of September 30, 2012
	Retail Banking	Wholesale Banking	Corporate Activities	Retail Banking	Wholesale Banking	Corporate Activities
Assets
Cash and due from banks	40,760	23,637	8,022	37,021	29,687	7,871
Margin Accounts	0	3,664	0	0	3,817	0
Investment in securities	0	127,040	60,416	0	141,382	60,632
Debtors under sale and repurchase agreements	0	19,069	0	0	4,458	0
Derivatives	0	75,691	153	0	88,946	445
Valuation adjustment for hedged financial assets	0	0	125	0	0	240
Total loan portfolio	281,878	95,249	1,668	248,194	93,570	1,619
Allowance for loan losses	(12,922)	(2,824)	(33)	(10,317)	(931)	(112)
Loan Portfolio (net)	268,956	92,425	1,635	237,877	92,639	1,507
Other receivables (net)	1,703	48,686	7,545	1,807	37,097	8,263
Foreclosed assets (net)	12	1	127	16	1	155
Properties, furniture and fixtures (net)	3,657	616	55	3,186	537	47
Long-term investments in shares	0	0	122	0	0	115
Deferred taxes and deferred profit sharing (net)	0	0	0	0	0	0
Deferred charges, advance payments, intangibles assets	0	0	16,998	0	0	9,087
Other assets	1,651	973	1,690	1,500	602	1,851
Discontinued operations	0	0	879	0	0	634
Total assets	316,739	391,802	97,767	281,407	399,166	90,847

Liabilities
Deposits	313,978	69,684	5,855	270,393	43,447	22,449
Credit instruments issued	0	768	24,940	0	2,028	20,289
Bank and other loans	14,495	191	15,002	13,011	349	20,979
Creditors under sale and repurchase agreements	39,868	62,179	6,843	10,069	84,576	11,661
Collateral sold or pledged as guarantee	0	8,745	0	0	17,972	0
Derivatives	0	73,955	1,770	0	85,207	1,404
Other payables	14,515	46,155	5,823	23,518	47,303	746
Deferred revenues	838	0	0	1,091	0	0
Discontinued operations	0	0	210	0	0	136
Total liabilities	383,694	261,677	60,443	318,082	280,882	77,664
Total stockholders' equity	38,118	12,587	49,788	32,903	12,621	49,270
Total liabilities and stockholders' equity	421,812	274,264	110,231	350,985	293,503	126,934

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Grupo Financiero Santander México
Consolidated Income Statement by Segment
Millions of Mexican Pesos
	9M13			9M12
	Retail Banking	Global Wholesale Banking	Corporate Activities	Retail Banking	Global Wholesale Banking	Corporate Activities

Financial margin	21,934	2,427	2,286	19,147	2,881	3,053
Allowance for loan losses	(8,507)	(698)	(49)	(6,333)	(60)	(103)
Financial margin after allowance for loan losses	13,427	1,729	2,237	12,815	2,821	2,950
Commission and fee, net	8,283	1,343	(55)	7,432	1,268	(84)
Net gain (loss) on financial assets and liabilities	594	2,260	58	481	1,411	(116)
Other operating income (expense)	1,117	13	189	1,261	11	1,562
Administrative and promotional expenses	(11,650)	(1,649)	(39)	(12,665)	(1,492)	13
Total operating income	11,771	3,695	2,390	9,324	4,020	4,324
Equity in results of associated companies	0	0	58	(0)	1	49
Income from continuing operations before income taxes	11,771	3,695	2,448	9,324	4,021	4,373

Segment information has been prepared according to the classifications used in Grupo Santander at secondary level, based in the type of developed business:

Commercial Banking

It includes all the businesses pertaining to customer banking, under the following segments: Individual, Small and Medium-sized Enterprises (Pymes) Institutions, Local Corporate Banking (large enterprises), as well as the contributions of Mutual Funds businesses (after transfer of commissions to distributors).

Global Wholesale Banking

This area reflects the earnings from Global Corporate Banking, Investment Banking and Treasury.

Corporate Activities

It includes non-commercial assets and liabilities, the result from hedging positions, insurance business (net of commissions paid to Commercial Bank) and others. Even though Corporate Banking, by definition, belongs to Commercial Banking, it is separated herein in order to reflect the results from corporate customers.

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Annex 1
Loan Portfolio Rating

Grupo Financiero Santander México
As of September 30, 2013
Millions of Mexican Pesos

		Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	322,613	1,215	1,066	153	2,434
Risk "A-1"	253,807	814	106	104	1,024
Risk "A-2"	68,806	401	961	48	1,410
Risk "B"	48,736	595	1,983	61	2,639
Risk "B-1"	17,252	119	894	18	1,031
Risk "B-2"	11,763	97	385	25	507
Risk "B-3"	19,721	380	703	18	1,101
Risk "C"	17,320	444	1,577	178	2,199
Risk "C-1"	9,604	265	513	46	825
Risk "C-2"	7,716	179	1,064	131	1,374
Risk "D"	10,115	1,225	2,642	319	4,187
Risk "E"	6,514	2,976	761	143	3,880
Total rated portfolio	405,298	6,456	8,029	853	15,338

Provisions created					15,338
Complementary provisions					441
Total					15,779

Notes:
1.	The figures used for grading and the creation of provisions correspond to the ones as of the last day of the month of the balance sheet as of September 30, 2013.

2.
Loan Portfolio is graded according to the rules for loan portfolio rating issued by the Mexican Treasury Department (Secretaría de Hacienda y Crédito Público (SHCP)) and the methodology established by CNBV. In the case of commercial and mortgages portfolio, such rating may be performed following internal methodologies authorized by CNBV.  The institution utilizes a proprietary methodology from June 2009, for a portion of the commercial portfolio, i.e. the companies segment, and the standard methodology of CNBV for the rest of the portfolio.

On July 31, 2009, the Bank implemented new rules for grading revolving consumer credit card loans to be applied from August, 2009, as it is explained in Annex 31.

From March 2011, the Bank implemented new rules for grading non-revolving consumer loans and mortgage loans.

From September, 2011, the bank implemented new rules for grading loans to States and Municipalities.

From June 2013, the bank implemented new rules for grading commercial loans

3.
Allowance created in excess are explained by the following: The Bank maintains an additional allowance to the ones necessary pursuant to the loan portfolio grading process authorized by the Commission, in order to cover potential losses from mortgages portfolio, the valuation of assets determined in the Due Diligence and authorized by the Commission in Official Letter No. 601DGSIF"C"-38625, for an amount of Ps.21.6 million, as well as to cover the cost of Governmental Programs.

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Annex 2
Financial Ratios

Grupo Financiero Santander México
Percentages	3Q13	2Q13	3Q12	2013	2012

NPL ratio	2.8	2.4	1.6	2.8	1.6

Coverage ratio	146.6	180.0	205.4	146.6	205.4

Efficiency ratio	1.3	2.5	2.6	2.2	2.4

ROAE	23.3	16.2	17.7	19.5	20.8

ROAA	2.9	2.0	2.0	2.4	2.5

Capitalization Ratio:
Credit Risk	24.1	23.7	23.9	24.1	23.9
Credit, Market and operations risk	15.7	15.3	14.5	15.7	14.5

Liquidity	96.6	122.9	120.0	96.6	120.0

NIM (Net Interest Margin)	3.3	3.0	3.3	3.2	3.5

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34 of the CUB.

NPL RATIO = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

COVERAGE RATIO= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.
EFFICIENCY RATIO = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

BREAKDOWN OF CAPITALIZATION RATIO: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

LIQUIDITY = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks, / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.
Notes:
Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

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Grupo Financiero Santander México
Notes to financial statements as of September 30, 2013
(Millions of pesos, except for number of shares)
1. Financial Instruments

Financial instruments are constituted as follows:
Accounting Value
Trading Securities:
Bank Securities	1,860
Government Securities	117,219
Private	2,223
Shares	5,768
127,070

Securities available for sale:
Bank Securities	503
Government Securities	48,569
Other	6,060
55,132

Securities held until maturity:
Government securities (Cetes especiales)	5,254
5,254

Total Financial Instruments	187,456

2. Sale and repurchase agreements
The sale and repurchase agreements is constituted as follows:
Net Balance
Debit Balances
Bank Securities	3,584
Government Securities	15,482
Private Securities	3
Total	19,069

Credit balances
Bank Securities	1,172
Government Securities	105,533
Private Securities	2,185
Total	108,890
(89,821)

3. Investment in securities different to government securities

The table below lists the investments in debt securities of a same issuer, with positions equal or greater than 5% of Tier 1 Capital of the Bank.

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Issuer / Series	Maturity date	% Rate	Book Value

MX2PPE050004	16-jul-15	9.91%	3,744
US706451BF73	15-dec-15	1.76%	1,476
US71654QAU67	03-may-19	3.64%	478
US71654QAX07	21-jan-21	4.27%	401
US71654QBK76	18-jul-18	2.69%	27
XS0430799725	02-jun-22	4.71%	806
		Total	6,932

Tier 1 Capital as of September, 2013			81,664
5 % of Tier 1 Capital			4,083

4. Derivative Financial Instruments

The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of September 30, 2013, are as follows:

Swaps
Interest Rate	3,206,445
Foreign Exchange	613,421

Futures	Buy	Sell
Interest Rate	0	376,950
Foreign Exchange	388	5,958
Index	3,026	2,936

Forward Contracts
Interest Rate	0	900
Foreign Exchange	237,745	5,045
Equity securities	3,662	8,208

Options	Long	Short
Interest Rate	191,532	196,874
Foreign Exchange	9,686	9,563
Indexes	3,546	383
Equity securities	3,714	2,941
Total for trading	4,273,165	609,756

Hedge
Cash Flow
Interest Rate Swaps	6,925
Cross Currency Swaps	22,795
Foreign Exchange Forwards	3,601

Fair Value
Interest Rate Swaps	8,759
Cross Currency Swaps	3,172
Total for hedge	45,252
Total Financial Instruments	4,318,416	609,756

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5. Loan Portfolio
The loan portfolio, by type of loan and currency, as of September 30, 2013, is constituted as follows:

	Amount
	Pesos	USD	UDIS	Total

Current loan portfolio

Commercial or business activities loans	152,829	43,601	1	196,431
Financial entities loans	1,814	98	0	1,912
Government entities loans	18,277	11,717	0	29,994
Commercial loans	172,919	55,416	1	228,337
Consumer loans	65,400	0	0	65,400
Mortgages	72,066	880	1,351	74,297
Total	310,385	56,296	1,352	368,034

6. Past Due Loans

	Amount
	Pesos	USD	UDIS	Total

Commercial or business activities loans	5,539	69	0	5,608
Government entities loans	0	0	0	0
Commercial loans	5,539	69	0	5,608
Past due consumer loans	2,668	0	0	2,668
Past due mortgage loans	2,012	215	258	2,485
Total	10,219	284	258	10,761

The analysis of movements in past due loans from January 1 to September 30, 2013, is as follows:

Balance as of December 31, 2012				6,093

Plus: Transfer from current loan portfolio to past due loans				16,986

Collections:
Cash			(1,454)
Transfer to current loan portfolio			(2,234)
Awards			0	(3,688)

Restructured loans				(152)

Charges off				(8,479)
Balance as of September 30, 2013				10,761

7. Allowance for loan losses

The movement in the allowance for loan losses, from January 1st. to September 30, 2013, is as follows:

Balance as of December 31, 2012	11,580

Provisions for loan losses	9,254
Recoveries credited in results from retained earnings	(36)
Charge-offs against allowance for loan losses	(8,479)
Provisions for loan losses recorded against shareholders’ equity	3,445
Foreign exchange result	15
Balance as of September 30, 2013	15,779

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The table below presents a summary of charge-offs by type of product as of September 30, 2013:

Product	Charge-offs	Debit Relieves	Total	%

First Quarter
Commercial Loans	464	5	469	20%
Mortgage loans	213	3	216	9%
Credit card loans	893	36	929	39%
Consumer loans	765	21	786	33%
Total	2,335	65	2,400	100%

Second Quarter
Commercial loans	519	10	529	19%
Mortgage loans	102	14	116	4%
Credit card loans	1,254	30	1,284	47%
Consumer loans	818	13	831	30%
Total	2,693	67	2,760	100%

Third Quarter
Commercial loans	674	11	685	21%
Mortgage loans	188	5	193	6%
Credit card loans	1,392	30	1,422	43%
Consumer loans	1,007	12	1,019	31%
Total	3,261	58	3,319	100%

2013
Commercial loans	1,657	26	1,683	20%
Mortgage loans	503	22	525	6%
Credit card loans	3,539	96	3,635	43%
Consumer loans	2,590	46	2,636	31%
Total	8,289	190	8,479	100%

Allowance for Loan Losses from the Commerce Fund
Pursuant to the Commission's authorization in Official Bulletin No.  601-I-DGSIF "C" - 38625 issued on March, 2001; as of September 30, 2013, there are Ps.33 million in allowance for loan losses from the commerce fund, which resulted from the restructuring process of Grupo Financiero Santander México. As of December 31, 2012, such allowances totaled Ps.55 million.

During the third quarter of 2013, the abovementioned allowance for loan losses had the following breakdown:

Mortgage and commercial loans charge-offs	(22)
Udis reserves actualization and foreign exchange results	0
(22)

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As part of the Commission's authorization for this allowance, in case there are loan portfolio recoveries from previously charged off loans, these recoveries will be recorded in the income statement. During the third quarter of 2013, charges to income statement due to recoveries of previously charge off loans amounted Ps.36.

8. Problematic Loans

Loans portfolio was graded according to the general provisions issued by the National Banking and Exchange Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government.

As of September 30, 2013, the accounts receivable from the federal government are Ps.278, regarding the early termination of benefit programs granted to bank debtors.

10. Average Interest Rates paid on deposits

The average interest rates paid on deposits during September, 2013, is as follows:
	Pesos	USD

Average balance	183,944	20,335
Interest	814	3
Rate	1.7324%	0.0518%

11. Bank and other Loans
As of September 30, 2013, banks and other loans are constituted as follows:
		Average
Liabilities	Amount	Rate	Maturity

Loans in Mexican pesos

Call money	4,949	3.62%	3 days
Bank loans	5,505	4.54%	From 10 days to 4 days
Public fiduciary funds	4,253	3.65%	From 2 days to 17 years
Government loans	2,059	4.53%	From 1 day to 6 years
Total	16,766
Loans in foreign currency

Foreign bank loans	11,570	0.99%	From 1 day to 8 years
Mexican bank loans	1	0.93%	28 days
Call money	951	0.34%	1 day
Public fiduciary funds	227	1.16%	From 31 days to 3 years
Development bank loans	133	3.10%	From 4 days to 3 years
Total	12,881

Total loans	29,647
Accrued interests	41

Total bank and other Loans	29,688

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12. Current and Deferred Taxes

Current taxes as of September 30, 2013

Income taxes	5,001
Deferred taxes	(1,925)	(1)
Total Bank	3,076
Current and deferred taxes from other subsidiaries	69
Total Financial Group	3,145

(1) Deferred taxes are broken down as follows:

Global provision	(318)
Fixed Assets	(153)
Net effect from financial instruments	(1,437)
Accrued liabilities	950
Other	(273)
Total Bank	(1,231)
Allowance for loan losses of subsidiaries, net	(838)
Others, subsidiaries	178
Total deferred tax, Financial Group	(1,891)

As of September 30, 2013, Deferred assets are registered at 91.84% and Deferred liabilities are registered at 100%

Remainder of global provisions and allowance for loan losses	10,028
Deferred employee profit sharing, net	2,078
Other concepts	6,442
Total deferred tax (net)	18,548

Deferred taxes registered in balance sheet accounts	16,998
Deferred taxes registered in memorandum accounts	1,550

13. Other operating income
The main items that constitute the balance of Other operating income , as of September 30, 2013, are the following:

Concept:
Recoveries of loans previously charged-off	1,494
Income from sale of fixed assets	3
Cancellation of liabilities and reserves	231
Profit from sale of foreclosed assets	112
Interest on personnel loans	93
Technical advisory services	69
Portfolio recovery legal expenses and costs	(344)
WriteCharge-offs	(390)
Provisions for legal and tax contingencies	(85)
Foreclosed assets reserve	(9)
IPAB (indemnity) provisions and payments	(8)
Other	153
1,319

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14. Capitalization Ratio
Banco Santander (México), S.A.
Table I.1
Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation
Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,798
2	Earnings from previous fiscal years	44,579
3	Other elements of other comprehensive income (and other reserves)	23,958
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	103,335
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Commercial credit (net of its corresponding deferred profit taxes debited)	1,589
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	1,934
10 (conservative)	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits over remnant of securitisation transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value
15	Pension plan for defined benefits	0
16 (conservative)	Investments in proprietary shares	8
17 (conservative)	Reciprocal investments in ordinary capital	0
18 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	34
19 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20 (conservative)	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes to profit credited resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	0
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services

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25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	18,332
A	of which: Other elements of wholesome profit (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets for the purchase of securitisation positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	15,310
F	of which: investments in risk capital	0
G	of which: investments in investment corporations	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	746
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	2,277
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	21,896
29	Level 1 Common Capital (CET1)	81,439
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	0
31	of which: Qualify as capital under the applicable accounting criteria	0
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	0
	Level 1 additional capital: regulation adjustments
37 (conservative)	Investments in held instruments of level 1 additional capital
38 (conservative)	Investments in reciprocal shares in level 1 additional capital instruments.
39 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital

40 (conservative)
Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital

41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	0

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45	Level 1 capital (T1 = CET1 + AT1)	81,439
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	0
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.	0
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	225
51	Level 2 capital before regulation adjustments	225
	Level 2 capital : regulation adjustments
52 (conservative)	Investments in own instruments of level 2 capital
53 (conservative)	Reciprocal investments in level 2 capital instruments
54 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)

55 (conservative)
Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital

56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	225
59	Total stock (TC = T1 + T2)	81,664
60	Assets weighted by total risk	520,638
	Capital reasons and supplements
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	15.64%
62	Level 1 Stock (as percentage of assets weighted by total risks)	15.64%
63	Total capital (as percentage of assets weighted by total risks)	15.69%
64	Institutional specific supplement (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance cushion, plus the countercyclical cushion, plus G-SIB cushion; expressed as percentage of the assets weighted by total risks)	7.00%
65	of which: Supplement of capital preservation	2.50%
66	of which: Supplement of specific bank countercyclical
67	of which: Supplement of systematically important global banks (G-SIB)
68	Level 1 Common Capital available for hedging of supplements (as percentage of assets weighted by total risks)	8.64%
	National minimums (if other than those of Basilea 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basilea 3)
71	National minimum reason of TC (if different than the minimum established by Basilea 3)

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Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	10,865
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)	0
77	Limit in the inclusion of level 2 capital provisions under standardized methodology	0
78	Eligible reserves for inclusion in level 2 capital with respect to expositions subject to internal rating methodology (prior to application of limit)
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

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Table I.2
Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments
Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3
Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow hedging instruments and result per ownership of non-monetary assets.

4
Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.

5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Commercial credit, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.

This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.

11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.

This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.

13	Benefits over the remnant in securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15
Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.

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16*
The amount of the investment in any share acquired by the Institution: pursuant with the provisions of the Law according to the provisions of fraction I item d) of Article 2 Bis 6 hereof; through indexes

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction

17*
Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the corporation

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.

18*
Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.

19*
Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.

20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.

21
The amount of credited deferred profit taxes originating from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.

22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.

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24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.
The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.

B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.
The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.

D.
Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.

E.
Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.

F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.
Investments in shares, other than fix capital, in listed investment corporations wherein the Institutions holds more than 15 per cent of  shareholder's equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.

H.
Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.

I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.
The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.

27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.

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29	Line 6 minus line 28.
30
The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in basic capital 1 and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.

31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33
Subordinated obligations computed as basic capital 2, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)

34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46
The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in basic capital 1 nor in basic capital 2 and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.

47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50
Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.

51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.

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57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Weighed Assets Subject to Total Risks.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	Report 7%
65	Report 2.5%
66	Does not apply. There is no requirements that corresponds to the countercyclical supplement.
67	Does not apply. There is no requirements that corresponds to the supplement of systematically important global banks (G-SIB).
68	Line 61 minus 7%
69
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

70
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

71
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75
The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed profit taxes resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.

76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78
Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.

79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.
Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

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Table II.1
Impact in Net Capital due to the procedure provided by Article 2 Bis 9 of CUB
Capital Concepts	Without adjustment due to capital acknowledgment	% APSRT	Adjustment due to capital acknowledgment	With adjustment due to capital acknowledgment	% APSRT
Basic Capital 1	81,439	15.64%	0	81,439	15.64%
Basic Capital 2	0	0.00%	0	0	0.00%
Basic Capital	81,439	15.64%	0	81,439	15.64%
Complementary Capital	225	0.04%	0	225	0.04%
Net Capital	81,664	15.69%	0	81,664	15.69%
Assets Weighted Subject to Total Risks (APSRT)	520,638	Not applicable	Not applicable	520,638	Not applicable
Capitalization Index	15.69%	Not applicable	Not applicable	15.69%	Not applicable

Table III.1
Net Capital Ratio of the balance sheet
Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	805,752
BG1	Available	72,383
BG2	Margin accounts	3,011
BG3	investment in securities	186,663
BG4	Repurchase debtors	17,948
BG5	Securities loan	0
BG6	Derivatives	75,844
BG7	Valuation adjustments for financial assets hedging	125
BG8	Total credit portfolio (net)	353,563
BG9	Benefits to be received in securitisation transactions	0
BG10	Other accounts receivable (net)	58,663
BG11	Assets awarded (net)	76
BG12	Real property, furniture and equipment (net)	4,312
BG13	Permanent investments	17,726
BG14	Long term assets available for sale	0
BG15	Deferred taxes and PTU (net)	10,865
BG16	Other assets	4,573

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	Liability	702,417
BG17	Traditional savings	415,440
BG18	Interbank loans and from other entities	29,688
BG19	Repurchase creditors	110,784
BG20	Securities loan	0
BG21	Sold or pledged collaterals	8,745
BG22	Derivatives	75,727
BG23	Valuation adjustments for financial liability hedging	0
BG24	Obligations in securitisation transactions	0
BG25	Other accounts payable	61,466
BG26	Outstanding subordinated obligations	0
BG27	Deferred taxes and PTU (net)	0
BG28	Deferred credits and early collection	567
	Shareholders' Equity	103,335
BG29	Paid-in capital	34,798
BG30	Earned capital	68,537
	Accounts in order	4,339,564
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	32,649
BG33	Credit compromises	64,996
BG34	Property in trust or mandate	125,729
BG35	Federal Government financial agent
BG36	Property under guardianship or receivership	3,602,386
BG37	Collaterals received and sold or given in guarantee by the entity	73,696
BG38	Collaterals received and sold or given in guarantee by the entity	46,167
BG39	Investment banking transactions on account of third parties (net)	0
BG40	Accrued interest not collected resulting from the expired credit portfolio	1,129
BG41	Other registry accounts	392,812

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Table III.2
Regulatory concepts considered in the calculation of Net Capital components
Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Commercial Credit	8	1,589	BG16= 4,573 Minus: deferred charges and early payments 746; early payments that are computed as risk assets 268; intangibles 1,934; other assets are computed as risk assets 36
2	Other Intangibles	9	1,934	BG16= 4,573 Minus: deferred charges and early payments 746; early payments that are computed as risk assets 268; intangibles 1,589; other assets that are computed as risk assets 36
3	Deferred profit tax (credited) from fiscal losses and credits	10	0
4	Benefits over remnant of securitisation transactions	13	0
5	Investments of the pension plan for benefits defined without restrictive and unlimited access	15	0

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6	Investment in shares of the institution	16	8	BG3= 186,663 Minus: Reciprocal investments in common capital 34; securities investments computed as risk assets 186,621
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capita of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	34	BG3 = 219.042 Minus: Investments in shares of the institution 7; Investments in securities risk assets computed as 219.008
10	Direct investments in the capita of financial organizations wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial organizations wherein the institution holds more than 10% of the issued capital stock	19
12	Deferred profit tax (credited) from temporary differences	21	0	BG15 = 10,865 Amount computed as active risk
13	Reserves acknowledged as complementary capital	50	225	BG 8= Credit Portfolio (gross) 353,788
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 17,726 Minus: Permanent investments in subsidiaries 15,310: permanent investments in related 115; other investments that are computed as risk assets 24

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16	Investments in related companies	26 - E	15,310	BG13= 17,726 Minus: Permanent investments in clearing house 2,277; permanent investments in related 115; other investments that are computed as risk assets 24
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Funding for the purchase of own shares	26 - H	0
20	Deferred charges and installments	26 - J	746	BG16= 4,573 Minus: early payments that are computed as risk assets 268; intangibles 1,589; other assets that are computed as risk assets 36
21	Worker's share in deferred profits (net)	26 - L	0
22	Investments in pension plans for defined benefits	26 - N	0
23	Investments in clearing houses	26 - P	2,227	BG13= 17,726 Minus: permanent investments in subsidiaries 15,310; permanent investments in related 115; other investments that are computed as risk assets 24
	Liabilities
24	Deferred profit taxes (debited) related to a commercial credit	8
25	Deferred profit taxes (debited) related to other intangibles	9
26	Liabilities of the pension plan for defined benefits without restrictive and unlimited access	15
27	Deferred profit taxes (debited) related to the pension plan for defined benefits	15
28	Deferred profit taxes (debited) related to others other than the foregoing	21
29	Subordinated obligations amount that meets with Exhibit 1-R	31
30	Subordinated obligations subject to transitory computed as basic capital 2	33
31	Subordinated obligations amount that meets with Exhibit 1-S	46

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32	Subordinated obligations subject to transitory that compute as complementary capital	46
33	Deferred profit tax (credited) related to deferred charges and installments	26 - J
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,798	BG29
35	Result of previous years	2	44,579	BG30= 68,537 Minus: other earned capital elements 23,958
36	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	3
37	Other elements of the capital earned other than the foregoing	3	23,958	BG30= 68,537 Minus: Result of previous years 44,579
38	Paid-in capital that meets with Exhibit 1-R	31
39	Paid-in capital that meets with Exhibit 1-S	46
40	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	03, 11
41	Accrued effect due to conversion	3, 26 - A
42	Result for ownership of non-monetary assets	3, 26 - A
	Accounts in order
43	Positions in First Losses Schemes	26 - K
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12
45	Profit or increase of the value of assets for the purchase of securitisation positions (Originating Institutions)	26 - C
46	Transactions that breach the provisions	26 - I
47	Transactions with Relevant Related Persons	26 - M
48	Adjustment for capital acknowledgment	26 - O, 41, 56

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Table III.3
Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"
Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6
Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment corporations other than those provided by reference 18.

7
Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment corporations other than those provided by reference 18.

8	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13
Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Methods is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.

14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15
Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

16
Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.

17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18
Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.

19
Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.

20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.

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23
Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.

24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as basic capital 2.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45
The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to  the provisions of fraction I item c) of Article 2 Bis 6 hereof.

46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
48	Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in C5 of the form included in section II hereof.

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Table IV.1
Positions exposed to market risks per risk factor
Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	98,322	7,866
Transactions with debt instruments in national currency with surtax and reviewable rate	5,262	421
Transactions in national currency with real rate or denominated in UDIs	8,856	708
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	3,200	256
Positions in UDIs or with yield referred to INPC	117	9
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	19	2
Transactions in foreign currency with nominal rate	8,253	660
Positions in foreign currency or with yield indexed to the exchange rate	264	21
Positions in shares or with yield indexed to the price of one share or set of shares	367	29

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Table IV.2
Assets weighted subject to credit risk by risk group
Concept	Assets weighted by risk	Capital Requirement
Group I (weighted to 0%)	0	0
Group I (weighted to 10%)	0	0
Group I (weighted to 20%)	0	0
Group II (weighted to 0%)	0	0
Group II (weighted to 10%)	0	0
Group II (weighted to 20%)	0	0
Group II (weighted to 50%)	0	0
Group II (weighted to 100%)	0	0
Group II (weighted to 120%)	0	0
Group II (weighted to 150%)	0	0
Group III (weighted to 2.5%)	0	0
Group III (weighted to 10%)	267	21
Group III (weighted to 11.5%)	33	3
Group III (weighted to 20%)	19,566	1,565
Group III (weighted to 23%)	1,620	130
Group III (weighted to 50%)	138	11
Group III (weighted to 57.5%)	330	26
Group III (weighted to 100%)	0	0
Group III (weighted to 115%)	0	0
Group III (weighted to 120%)	0	0
Group III (weighted to 138%)	0	0
Group III (weighted to 150%)	0	0
Group III (weighted to 172.5%)	0	0
Group IV (weighted to 0%)	0	0
Group IV (weighted to 20%)	5,106	408
Group V (weighted to 10%)	0	0
Group V (weighted to 20%)	516	41
Group V (weighted to 50%)	99	8
Group V (weighted to 115%)	8,009	641
Group V (weighted to 150%)	0	0
Group VI (weighted to 20%)	0	0
Group VI (weighted to 50%)	13,523	1,082
Group VI (weighted to 75%)	6,469	518
Group VI (weighted to 100%)	16,315	1,305
Group VI (weighted to 120%)	0	0
Group VI (weighted to 150%)	0	0
Group VI (weighted to 172.5%)	0	0
Group VII-A (weighted to 10%)	0	0
Group VII-A (weighted to 11.5%)	0	0
Group VII-A (weighted to 20%)	15,362	1,229
Group VII-A (weighted to 23%)	2,947	236

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Group VII-A (weighted to 50%)	11,650	932
Group VII-A (weighted to 57.5%)	0	0
Group VII-A (weighted to 100%)	126,769	10,142
Group VII-A (weighted to 115%)	13,946	1,116
Group VII-A (weighted to 120%)	0	0
Group VII-A (weighted to 138%)	0	0
Group VII-A (weighted to 150%)	724	58
Group VII-A (weighted to 172.5%)	0	0
Group VII-B (weighted to 0%)	0	0
Group VII-B (weighted to 20%)	0	0
Group VII-B (weighted to 23%)	0	0
Group VII-B weighted to 50%)	0	0
Group VII-B weighted to 57.5%)	0	0
Group VII-B (weighted to 100%)	12,279	982
Group VII-B (weighted to 115%)	0	0
Group VII-B (weighted to 120%)	0	0
Group VII-B (weighted to 138%)	0	0
Group VII-B (weighted to 150%)	0	0
Group VII-B (weighted to 172.5%)	0	0
Group VIII (weighted to 125%)	4,624	370
Group IX (weighted to 100%)	51,070	4,086
Group IX (weighted to 115%)	0	0
Group X (weighted to 1250%)	306	24
Other Assets (weighted to 0%)	0	0
Other Assets (weighted to 100%)	26,826	2,146
Securitisation with Risk Degree 1 (weighted at 20%)	0	0
Securitisation with Risk Degree 2 (weighted at 50%)	0	0
Securitisation with Risk Degree 3 (weighted at 100%)	0	0
Securitisation with Risk Degree 4 (weighted to 350%)	0	0
Securitisation with Risk Degree 4, 5, 6 or Non qualified (weighted to 1250%)	0	0
Re-securitisation with Risk Degree 1 (weighted at 40%)	0	0
Re-securitisation with Risk Degree 1 (weighted at 100%)	0	0
Re-securitisation with Risk Degree 1 (weighted at 225%)	0	0
Re-securitisation with Risk Degree 1 (weighted at 650%)	0	0
Re-securitisation with Risk Degree 5, 6 or Not qualified (weighted at 1250%)	0	0

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Table IV.3
Assets weighted subject to operational risk
Assets weighted by risk	Capital Requirement
57,485	4,599

Average of requirement by market and credit risk of the last 36 months	Average of annual positive net income of the last 36 months
35,137	30,659

Table V.1
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A.
2	ISIN, CUSIP or Bloomberg Identifier
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Basic I
6	Instrument level	Credit Institution without consolidating Subsidiaries
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$9,514,367,512.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A

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34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table V.1.2
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Basic I
6	Instrument level	Credit Institution without consolidating Subsidiaries
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$1,833,249,750.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A

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34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table V.2
Assistance in filling in the information regarding the characteristics of the titles that are part of the Net Capital
Reference	Description
1	Credit institution that issues titles that are part of the Net Capital
2	Title identifier or code that is part of the Net Capital (ISIN, CUSIP or ID number of international value)
3	Legal framework with which the title must comply, as well as the laws to which it shall be subject.
4	Level of capital that corresponds to the title that shall be subject to transience established pursuant to Article Third Transitory, of Resolution 50th.
5	Level of capita that corresponds to the title that meets exhibit 1-Q, 1-R or 1-S hereof.
6	Level within the group to which the title is included.
7
Type of Capital Instrument or title representing the capital stock that is included as part of the Net Capital. In the event of titles subject to the transiency established pursuant to Article Third Transitory, established in Resolution 50th, refers to the subordinated obligations described on Article 64 of the Credit Institutions Act.

8
Amount of the Capital Instrument or title representing the capital stock, that is acknowledged in the Net Capital pursuant to Article 2 bis 6 hereof, in the event of reference 5 either Basic 1 or Basic 2; and pursuant to Article 2 bis 7 hereof in the event such reference is Ancillary. in any other event, it shall be the amount corresponding pursuant to  the provisions of Article Third Transitory of Resolution 50th.

9	Title's par value in Mexican pesos.
9A	Currency used to express the title's par value in Mexican pesos pursuant to international standard ISO 4217
10	Accounting classification of the title that is part of the Net Capital.
11	Date of issuance of the title that is part of the Net Capital
12	Specify if the title has expiration or is at perpetuity
13	Expiration date of the title, without considering the dates of early payment.
14	Specify if the title includes a early payment clause by the issuer wherein the right to pay the title early is exercised with prior authorization from Banco de México.
15	Date when the issuer may, for the first time, exercise the right to pay the title early prior authorization from Banco de Mexico.
15A	Specify if the early payment clause considers regulatory or fiscal events.
15B	Specify the liquidation price of the early payment clause.
16	Dates when the issuer may, subsequently to the one specified in reference 15, exercise the right of title early payment prior authorization from Banco de Mexico
17	Specify the type of yield/dividend that shall be held during the entire term of the title.
18	Interest rate or index referred to by the title's yield/dividend.
19
Specify if the title includes clauses that forbid payment of dividends to the holders of titles representing the capital stock when failing to perform payment of a coupon or dividend of any capital instrument.

20
issuer's discretionarily for payment of the title's interests or dividends. If the Institution at any time may cancel payment of yields or dividends it must be selected (entirely Optional); if it may only cancel in some situations (partially Optional) or if the credit institutions may not cancel payment (Mandatory)

21	Specify if in the title there is a clause that generates incentives that the issuer may early pay, as clauses of increase of interests known as "Step-Up".
22	Specify if yields or dividends of the title are accruable or not.
23	Specify if the title is convertible or not in ordinary shares of the multiple banking institutions or the Financial Group.
24	Conditions under which the title is convertible into ordinary shares of the multiple banking institution or Financial Group.

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25	Specify if the title is wholly converted or only partially when it meets the contractual conditions to convert.
26	Amount per share considered for converting the title into ordinary shares of the multiple banking institution or the Financial Group into the currency on which such instrument was issued.
27	Specify if the conversion is mandatory or optional.
28	Type of shares into which the title is converted.
29	Issuer of the instrument into which the title is converted.
30	Specify if the title has the principal cancellation characteristics.
31	Conditions under which the title has a principal cancellation characteristics.
32	Specify if once the hypothesis of the value decrease clause occurs, the title decreases value in its aggregate or only partially.
33	Specify if once the hypothesis of the value decrease clause occurs, the instrument decreases value permanently or temporarily
34	Explain the temporary value decrease mechanism.
35	Most subordinated position to which the capital instrument is subordinated that corresponds to the type of instrument in liquidation.
36	Specify whether there is or not characteristics of the title that fails to meet with the conditions established in exhibits 1-Q, 1-R and 1-S hereof.
37	Specify the characteristics of the title that fail to meet the characteristics established in exhibits 1-Q, 1-R and 1-S hereof.

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to  credit risk transactions as of September 30, 2013, is provided:

    - At September 30, 2013 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of $20,450.96, representing the 26.88% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Internal sources of liquidity in domestic and foreign currency come from the different savings products that the institution offers to clients; that is, the funds obtained from checking accounts and term deposits from customers.

With respect to external sources of liquidity, the institution has several alternatives to access to debt and capital markets, i.e., the bank obtains resources through the issuance of debt securities, loans from other institutions, including the Central Bank and international institutions, as well as the issuance of subordinate debt and other capital securities.

The bank may obtain liquidity also via repurchase and resale agreements on securities (reportos) possessed by the bank. Also, the bank may obtain funds via the sale of assets.

17. Dividends Policy

The institution performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by the Institution. The Board of Directors proposes the payment of dividends at the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders of the institution.

18. Treasury Policies

The activities of the bank’s treasury are performed pursuant to the following:

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a)
 In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)
Internal limits for market, liquidity and credit risks, i.e., there are limits for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding

Subsidiaries	% of interest

Banco Santander (México), S.A.	99.99%
Casa de Bolsa Santander, S.A. de C.V.	99.97%
Gestión Santander, S.A. de C.V.	99.99%

20. Internal Control

The activities of Grupo Financiero Santander are governed by a series of guidelines established by Banco Santander (España), the holding company of Grupo Financiero Santander, whose head offices are located in the city of Madrid, and the Mexican laws.

For the compliance of the rules in effect, the Group has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the General Direction, the Internal Control Unit and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external rules and the proper operation of the data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the CEO and General Direction:

▪	Vice-president of Finance and Administration:

➢	Deputy General Direction of Intervention and Management Control

➢	Deputy General Direction of Technology, Operations and Quality

➢	Deputy General of Human Resources, Organization and Costs

➢	Counsel for Legal Affairs

▪	Vice-president of Commercial Banking:

➢	Deputy General Direction of Commercial Strategy

➢	Deputy General Direction of Companies and Institutions Banking

➢	Deputy General Direction of Particulars and Small Enterprises Banking

➢	Deputy General Direction of Payment Systems

➢	Deputy General Direction of Private Banking

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▪	Deputy General Director of Credit

▪	Deputy General Director of Wholesale Banking

▪	Deputy General Director of Institutional Relations and Communications

▪	Executive Direction of Audit

▪	Executive Direction of Advertising and Corporate Image

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of the group.

The Organization area related to the Executive Direction of Processes and Change Management, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of the Bank has to follow.

The structure of the Group includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of the Group, the appointment of directors and the constitution of committees that are to supervise the development of the activities of the Group.

The committees that supervise the development of the entities that constitute the Group, created by the Board of Directors, are the following:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Integral Risk management Committee

▪	Regulatory Compliance Committee

▪	Communication and Control Committee

▪	Remunerations Committee

The registration, control and storage of the daily activities of the Group is carried out by systems mainly designed and focused on the banking and brokerage activity. the common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of  Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in  ALTAIR. Such platforms comply with the parameters stipulated by the National banking and Exchange Commission with respect to reliability and accuracy.

Grupo Financiero Santander is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of the institution has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within the Group, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of the Group are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute the Group and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system according to the requirements of the Directive UNE-EN ISO 9001:2008 and it is focused towards customer satisfaction under an approach of continuous improvement of procedures.

In summary, Internal Control of the Group includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

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21. Accounting Differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander under CNBV regulations in Mexico	14,741

Temporary differences in classification and assessment of sale and repurchase agreements and investment securities	(24)	(a)

Income and expenses from the Corporate Head Office	56	(b)

Deferred employee profit sharing	(2,054)	(c)
Other differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain	(345)

Earnings of Grupo Financiero Santander under the regulations set forth in the Circular issued by the Bank of Spain	12,374

(a) According to the local regulations, as of September 30, 2008, the market valuation of securities classified as trading securities was recognized in the income statement; for Spain, such securities are classified as available for sale and, pursuant to the Circular issued by Bank of Spain, its valuation is recognized in stockholders' equity until they mature or are sold.

(b) Allocation of corporate income and expenses performed by the Corporate Head Office to its subsidiaries, pursuant to the rules and policies of Banco Santander España.

(b) Deferred employee profit sharing is not applicable under accounting rules of Bank of Spain

22. Transactions with Related Parties

Assets
Cash and due from banks	249
Derivatives	19,423
Loan Portfolio (net)	3,054
Other receivables	5,136

Liabilities
Deposits	616
Credit instruments issued	825
Creditors under sale and repurchase agreements	699
Bank and other loans	157
Derivatives	21,434
Other payables	4,443
Creditors from settlement of transactions	2,120

Income
Interest	87
Commission and fee	3,302
Transactions with derivative financial instruments	55,084

Expenses
Interests	87
Administrative expenses	240
Transactions with derivative financial instruments	55,069
Technology Services	1,243

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23. Interests on Loan portfolio

As of September 30, 2013, the income statement includes in the line item "Interest income" Ps.29,749 million that correspond to interests from the loan portfolio of  Banco Santander (México), S.A., Santander Consumo, S.A. de C.V. SOFOM ER and Santander Hipotecario, S.A. de C.V. SOFOM ER.

24. Integral Risk Management

Risk management is considered by Grupo Financiero Santander México as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by the institution for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of the institution and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of the institution, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of the institution, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify, measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to the position.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. The institution has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Portfolios for Trade

In order to measure the risk in a global approach, the methodology of Value at Risk (VaR) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level.  VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows

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the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of September, 2013 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousands of pesos)%
Trading Desks	57,042.43	0.07%
Market Making	40,153.75	0.05%
Prop Trading	41,217.76	0.05%

Risk factor	57,042.43	0.07%
Interest rate	54,520.99	0.07%
Foreign exchange	15,973.58	0.02%
Equity	14,385.97	0.02%

The Value at Risk for the average quarter of 2013 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousands of pesos)%
Trading Desks	60,571.45	0.08%
Market Making	43,963.38	0.06%
Prop Trading	47,698.55	0.06%

Risk factor	60,571.45	0.08%
Interest rate	61,117.50	0.08%
Foreign exchange	13,295.70	0.02%
Equity	14,410.10	0.02%
* % of VaR with respect to Net Capital

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Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test).  Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.
▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Management of Assets and Liabilities

Commercial banking activities of the institution generate important balance sheet amounts.   The Assets and Liabilities Committee (ALCO) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of the institutions, sensitivity to financial margin (NIM) and net worth value (MVE) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity 1% NIM				Sensitivity 1% MVE
Bank and Brokerage	Jul-13	Aug-13	Sep-13	Average	Jul-13	Aug-13	Sep-13	Average
Balance MXN GAP	78%	81%	79%	79%	70%	67%	68%	68%
Balance USD GAP	40%	11%	43%	31%	0%	6%	4%	3%

Using simulation techniques, the predictable value of the financial margin and the net worth value are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios.

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units.  These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in variable interest, open foreign currency positions, sensitivity of financial margin and sensitivity of net worth  value.

Liquidity Risk

Liquidity risk is related to the ability of the institution to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

The institution carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial.    Liquidity Risk is limited in terms of an accrued liquidity level during one month and in terms of a stipulated liquidity ratio.

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	Liquidity Ratio
Bank and Brokerage	Jul-13	Aug-13	Sep-13	Average
Balance MXN GAP	37%	39%	37%	38%
Balance USD GAP	16%	15%	13%	15%

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in the institution is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, institutions and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc.,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for the institution. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

The institution has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default. The system allows the calculation of the probability for the different loans portfolios.

a.
The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (LGD) and “Exposure at Default” (EAD) stipulated in Basilea, are taken into consideration.

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Once the abovementioned factors are obtained, the Expected Loss (PE) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.:  PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk the Institution assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Kondor Global Risk (KGR) system, which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines the Equivalent Credit Risk (REC) is used. REC is an estimate of the amount the institution may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions.  REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for the institution, and it is measured as the market value of the transaction (MtM).  In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (RPA), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once the institution has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk management Committee, and on quarterly basis, to the Board of Directors, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions, as well as incurred excesses and transactions with non authorized customers. In addition, it informs the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments:  Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutions Banking, Large Enterprises Unit, Project Finance.

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Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander as of the end of the 3Q.13, and the quarterly average Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the 3Q.13:

	Equivalent Net Credit Risk
Segment	End 3Q.13	Average 3Q.13
Sovereign Risk, Development Banking and Financial Institutions	90.61%	18,644.97
Corporates	8.71%	1,657.51
Companies	0.68%	128.70
		million USA dollars

The equivalent credit risk lines maximum gross counterparty risk of Grupo Financiero Santander at the end of the 3Q.13, which corresponds to derivative transactions is distributed depending on the type of derivative:

Equivalent Gross Credit Risk
Type of Derivative	End 3Q.13
Rate Derivatives	6,096
Exchange rate Derivatives	3,774
Bonds Derivatives	1
Equity Derivatives	129
TOTAL	9,999
million USA dollars

The Expected Loss of Grupo Financiero Santander at the end of the 3Q.13, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of the Institution, for the 3Q.13 are:

	Expected Loss
Segment	End 3Q.13	Average 3Q.13
Sovereign Risk, Development Banking and Financial Institutions	27.03%	2.60
Corporates	63.02%	5.57
Companies	9.95%	0.92
	million USA dollars

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom the institution has current positions of financial instruments with Counterparty Credit Risk. It is important to

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mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions at the end of the 3Q.13:

Cash collateral	93.98%
Collateral refer to bonds issued by the Mexican Federal Government	6.02%

Operating Risk

With respect to Operating Risk, and pursuant to the corporate methodology, the institution has established policies, procedures and methodologies for the identification, control, mitigation, monitoring and reporting of operating risks.

For the identification and classification of operating risks, different categories and business lines defined by national and internal regulating organisms are used. The methodology is based in the identification and documentation of the corresponding risks, controls and processes, and quantitative and qualitative tools are used, such as self-assessment questionnaires, development of historical data bases and Operating Risk indicators, etc. for their control, mitigation and reporting.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against the institution and the application of fines, with respect to the transactions carried out by the Institution.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against the Institution and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of the Institution.

The Institution has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Item 2

                         3Q.13 I Earnings Presentation

                           Grupo Financiero Santander
                            Mexico, S.A.B. de C.V.

                                                Mexico City, October 29(th) 2013
                                                                             cov

Safe Harbor Statement
================================================================================
Grupo Financiero Santander Mexico cautions that this presentation may contain forward -looking statements within the meaning of the U.S. Private Securities
Litigation Reform Act of 1995. These forward -looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation;
exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward -looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the
United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de Mexico); inflation; deflation;
unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in
Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes;
changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the
U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.
Note: The information contained in this presentation is not audited.
Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National
Banking and Securities Commission (Comisi[]n Nacional Bancaria y de Valores)
for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated.
Historical figures are not adjusted by inflation.
                                                                               1

Growth Rates in 3Q13, Continue to Reflect the Ongoing Economic Slowdown in
Mexico; Efficiency and Profitability Remain Strong
================================================================================

YoY growth in core segments
          * Consumer(1)          9.7%
          * SMEs                28.6%
          * Mortgages           12.5%
Prudent risk management
          * NPL ratio           2.8%
          * Cost of risk        3.4%
Focus on operating efficiency and profitability
          * Efficiency ratio(2) 39.9%*
          * ROAE(3)             17.8%*
Expenses benefited from an extraordinary non-cash regulatory effect

--------------------------------------------------------------------------------
            One of the most profitable banking franchises in Mexico
--------------------------------------------------------------------------------

Source: Company filings CNBV GAAP
Notes: 1) Includes credit cards, payroll and personal loans
       2) Annualized opex / Annualized income before opex and allowances
       3) Annualized net income divided by average equity
       * Calculated excludin g extraordinary items
                                                                               2

Sharper than Anticipated Macro Deceleration...
================================================================================
                               [GRAPHIC OMITTED]

Source: GDP -- INEGI
        CETE, Inflation, Exchange Rate -- BANXICO
        Estimates -- SANTANDER
Notes:  *Previous estimate
                                                                               3

Sharper than Anticipated Macro Deceleration …

GDP (% Annual Growth)

5.5
3.9
3.9
2.6*
3.8*
1.2
3.0
-6.5
2009
2010
2011
2012
2013E
2014E

Interest Rate (CETEs)

5.4
4.5
4.5
4.5
4.0*
4.1*
3.9
3.5
2009
2010
2011
2012
2013E
2014E

Inflation (% Annual)

3.6
4.4
3.8
3.6
3.9
3.7
2009
2010
2011
2012
2013E
2014E

Exchange Rate (Avg MXN/USD)

13.5
12.6
12.4
13.2
12.8
12.3
12.5*
12.2*
2009
2010
2011
2012
2013E
2014E

Notes: *Previous estimate

3

Santander

Continues to Affect Loan Growth Rates throughout Mexico's Financial System
================================================================================

                               [GRAPHIC OMITTED]

[] Deceleration continued to affect all economic sectors in 3Q13

[] Economic recovery expected in 2014

[] Fundamentals in Mexico remain solid

Source: CNBV Banks as of Aug 2013 -- Billions of Pesos.
Notes: 1) Includes government and financial entities
       2) Includes credit cards, payroll and personal loans
                                                                               4

Commercial[1]
+8%
1,635
1,701
1,704
1,746
1,767
1.3%
4.1%
0.1%
2.5%
1.2%
3Q12
4Q12
1Q13
2Q13
Ago'13

Consumer[2]
+15%
568
597
608
636
656
5.7%
5.0%
1.9%
4.6%
3.1%
3Q12
4Q12
1Q13
2Q13
Ago'13

Mortgages
+8%
443
453
465
474
480
2.7%
2.2%
2.7%
1.8%
1.4%
3Q12
4Q12
1Q13
2Q13
Ago'13
QoQ Growth
Volume

Total Loans
+10%
2,646
2,751
2,777
2,855
2,903
2.4%
4.0%
0.9%
2.8%
1.7%
3Q12
4Q12
1Q13
2Q13
Ago'13

4

Santander

Slight Pick Up in Total Loan Growth at Santander Mexico with Growth Rate in
Line with Market Trends
================================================================================
                               [GRAPHIC OMITTED]

Source: Company filings CNBV GAAP
                                                                               5

Total Loans

+10%
343,383
350,683
352,267
365,360
378,795
+4%
+8%
+11%
3Q12
4Q12
1Q13
2Q13
3Q13
Corporates
Retail

3Q12

SMEs 9%
Middle-Market 23%
Consumer 8%
Credit Cards 10%
Gov&FinEnt 10%
Corporates 20%
Mortgages 20%

3Q13

SMEs 11%
Middle-Market 23%
Consumer 8%
Credit Cards 10%
Gov&FinEnt 8%
Corporates 20%
Mortgages 20%

Source: Company filings CNBV GAAP

5

Santander

Posting 11% YoY Growth in Individual Loans, Driven Mainly by Mortgages and
Credit Cards...

                               [GRAPHIC OMITTED]

Source: Company filings CNBV GAAP

Notes: 1) Includes personal, payroll and auto loans
                                                                               6

Individual Loans

3Q12 130,296 → +11% → 144,850 3Q13

Mortgages
+13%
68,247
70,876
72,806
75,167
76,782
+2%
3Q12
4Q12
1Q13
2Q13
3Q13
Credit Cards
+12%
35,263
37,301
37,117
38,253
39,347
+3%
3Q12
4Q12
1Q13
2Q13
3Q13
Consumer¹
Personal
Payroll
+7%
26,786
26,538
27,050
27,817
28,721
+3%
3Q12
4Q12
1Q13
2Q13
3Q13

Mortgages

- Above market growth rate
- Continued focus on mid and high income residential market
- Acquisition of ING's mortgage portfolio closing by year end

Credit Cards

- In line with market growth
- Expanding client base while maintaining risk standards

Consumer[1]

- Conservative growth aligned to prudent risk management approach

Source: Company filings CNBV GAAP

Notes: 1) Includes personal, payroll and auto loans

6

Santander

Continued Growth in SMEs and a Pick Up in Middle-Market, and Corporates
================================================================================
                               [GRAPHIC OMITTED]

Source: Company filings CNBV GAAP
                                                                               7

Commercial Loans
3Q12
213,087
+10%
233,945
3Q13
Middle-Market
+13%
77,117
77,267
79,019
84,221
87,214
+4%
3Q12
4Q12
1Q13
2Q13
3Q13
SMEs
+29%
30,816
32,777
35,120
37,766
39,629
+5%
3Q12
4Q12
1Q13
2Q13
3Q13
Corporates
+8%
69,414
66,808
63,055
70,392
75,196
+7%
3Q12
4Q12
1Q13
2Q13
3Q13
Government & Fin Entities
-11%
35,740
39,116
38,100
31,744
31,906
+1%
3Q12
4Q12
1Q13
2Q13
3Q13

Source: Company filings CNBV GAAP

7

Santander

Maintaining a Strong Deposit Base that Continues to[]
================================================================================
                               [GRAPHIC OMITTED]

Growth in term and demand deposits

Campaigns targeting commercial deposits

Specific products for our "Select" (VIP) client base

Source: Company filings CNBV GAAP

Notes: * Includes money market
                                                                               8

Maintaining a Strong Deposit Base that Continues to…

Total Deposits

+16%
336,289
362,452
374,920
378,690
389,517
+3%
Term
Demand
42%
58%
42%
58%
40%
60%
42%
58%
38%
62%
3Q12
4Q12
1Q13
2Q13
3Q13

Demand
+24%
194,351
240,940
3Q12
3Q13

Term*
+5%
141,938
148,577
3Q12
3Q13

Source: Company filings CNBV GAAP

Notes: * Includes money market

8

Santander

Underscore the Liquidity Profile
================================================================================
                               [GRAPHIC OMITTED]

Source: Company filings CNBV GAAP

Notes: 1) Loans net of allowances divided by total deposits (Demand + Term)
                                                                               9

…Underscore the Liquidity Profile

Net Loans to Deposits[1]

- 5.5 pp
+0.9 pp
98.7%
93.6%
90.8%
92.3%
93.2%
3Q12
4Q12
1Q13
2Q13
3Q13

- Maintained a healthy loan to deposit ratio
- Strong debt maturity profile

Debt Maturity

TOTAL: $29,899
600
10,740
4,100
1,700
12,759
2013
2014
2015
2016
2021
2022

Source: Company filings CNBV GAAP

9

Santander

Net Interest Income Up 6% with NIM above 5%
================================================================================
                               [GRAPHIC OMITTED]

NIM increased 20 bps YoY

NII grew 6% YoY, principally due to:
        * Core retail business: +10%
        * Corporate loans: -28%
        * Investment in securities: -18%

Further supported by a lower cost of funding:
        * Interest expense: -14%

NII up 2.4% QoQ

Source: Company filings CNBV GAAP

Notes: 1) Financial margin divided by daily average interest earnings assets
                                                                              10

Net Interest Income Up 6% with NIM above 5%…

NIM > 5.0%

Net Interest Income and NIM[1]

+6%
+2%
8,582
8,812
8,636
8,899
9,111
5.18
4.98
3Q12
4Q12
1Q13
2Q13
3Q13

Source: Company filings CNBV GAAP

10

Santander

which Together with Higher Net Commissions and Fees Originated from the
Recurring Business...
================================================================================
                               [GRAPHIC OMITTED]

                                                                    Var YoY
--------------------------------------------------------------------------------
                               3Q12          2Q13        3Q13         $$     %
--------------------------------------------------------------------------------
Credit Cards                    649           811         882        233   36%
Insurance                       759           814         856         97   13%
Cash Mangmt*                    705           802         800         95   13%
Investment Funds                332           314         318        -14   -4%
Financial Advisory              416           227         383        -33   -8%
Cap Mkts & Sec                  105           127         153         48   46%
Others                            2            43          91        -89   n.a.
--------------------------------------------------------------------------------
Net commisions and fees       2,964         3,052       3,301        337   11%
--------------------------------------------------------------------------------

Source: Company filings CNBV GAAP

Notes: * Includes fees from: collections and payments, account management, foreign trade and checks
                                                                              11

Net Commissions and Fees

+11%
2,964
3,227
3,218
3,052
3,301
+8%
3Q12
4Q12
1Q13
2Q13
3Q13

26%
25%
24%
9%
11%
5%
Credit Cards
Insurance
Cash Mangmt*
Investment Funds
Financial Advisory
Cap Mkts & Sec

Source: Company filings CNBV GAAP

11

Santander

Drove Gross Operating Income Expansion and Compensated for Lower Trading
Gains
================================================================================
                               [GRAPHIC OMITTED]

                                                                      Var YoY
--------------------------------------------------------------------------------
                                    3Q12       2Q13      3Q13      Var $$  Var %
--------------------------------------------------------------------------------
Financial Margin                        8,582     8,899    9,111      529     6%
Net commissions and fees                2,964     3,052    3,301      337    11%
Net gain (loss) on financial assets
and liabilities                           918     1,308      555      363   -40%
--------------------------------------------------------------------------------
Gross Operating Income*                12,464    13,259   12,967      503   4.0%
--------------------------------------------------------------------------------

Source: Company filings CNBV GAAP

Notes: *Gross Operating Income does not include Other Income.
                                                                              12

Gross Operating Income*

+4%
12,464
12,452
12,903
13,259
12,967
-2%
3Q12
4Q12
1Q13
2Q13
3Q13

4%
26%
70%
Financial Margin
Net commissions and fees
Net gain (loss) on financial assets and liabiities

Source: Company filings CNBV GAAP

Notes: *Gross Operating Income does not include Other Income.

12

Santander

Sound Asset Quality Despite Effect from Homebuilders
================================================================================
                               [GRAPHIC OMITTED]

NPLs                          3Q12      2Q13      3Q13      Var YoY (bps) Var QoQ (bps)
---------------------------------------------------------------------------------------
Consumer                         3.31%     3.94%     3.92%               61   -2
 Credit Card                      2.99%     3.53%     3.49%              49   -4
Mortgages                        3.04%     3.17%     3.24%               20    7
Commercial**                     0.79%     2.03%     2.78%             199    75
  SMEs                           1.89%     2.42%     2.43%               55    1
----------------------------- --------- --------- --------- ----------------- ---------
Total Loans                      1.61%     2.43%     2.84%             123    41
============================= ========= ========= ========= ================= =========
Total Loans (ex-homebuilders)    1.61%     1.98%     1.97%               36    1
----------------------------- --------- --------- --------- ----------------- ---------

Source: Company filings CNBV GAAP
Notes: 1) Annualized loan loss reserves divided by average loans
       *Non-recurring: 2Q13 = 330 million related to homebuilders provisions /
                       4Q12 = 100 million non-recurring provision from project finance
       **Commercial NPLs reflect the exposure to homebuilders

                                                                              13

Sound Asset Quality Despite Effect from Homebuilders

Loan Loss Reserves (LLR)

Non-recurring*
-7%
2,534
2,948
2,804
3,348
330
3,102
3Q12
4Q12
1Q13
2Q13
3Q13

Cost of Risk[1]

2.6%
2.8%
3.2%
3.4%
3.4%
3.3%
3.4%
3.4%
3.1%
3.5%
3.2%
3.7%
3Q12
4Q12
1Q13
2Q13
3Q13
For the Quarter
ex-homebuilders provisioning

13

Santander

Expenses Benefited from Extraordinary Non-Cash Income Derived from a Regulatory
Effect
================================================================================
                               [GRAPHIC OMITTED]

                                                                                 Var YoY
--------------------------------------------------------------------------------------------
                                    3Q12       2Q13        3Q13       Var $$      Var %
--------------------------------------------------------------------------------------------
Personnel                               2,160      2,392         277       2,437      -113%
Admin expenses*                         1,500      1,521       1,558          58         4%
Leaseholds                                339        352         369          30         9%
Others**                                  772        622         683          89       -12%
Dep and amortization                      387        427         404          17         4%
--------------------------------------------------------------------------------------------
Admin and prom expenses                 5,158      5,314       2,737       2,421       -47%
--------------------------------------------------------------------------------------------
Adjustment for extraordinary income                            2,803
--------------------------------------------------------------------------------------------
Adj.admin and prom expenses             5,158      5,314       5,540         382         7%
--------------------------------------------------------------------------------------------

Excluding extraordinary non-cash income, expenses remain in line with business growth

Source: Company filings CNBV GAAP
Notes: 1) Considers adjusted expenses for 3Q13
       * Includes: Credit cards, IT, professional fees, taxes (VAT) and14 duties, IPAB and armored car services.
       **Includes: Maintenance , office utilities, traveling expenses, and marketing, among others.
                                                                              14

Administrative & Promotional Expenses

+7%[1]
+4%
5,157
5,996
5,288
5,314
5,540
2,737
3Q12
4Q12
1Q13
2Q13
3Q13

Expenses Breakdown[1]

46%
28%
7%
12%
7%
Personnel
Admin expenses*
Leaseholds
Others**
Dep and amortization

Source: Company filings CNBV GAAP

Notes: 1) Considers adjusted expenses for 3Q13

14

While Reported Profitability Benefited from a One-Time Event, Comparable ROAE
Remains above Industry Levels[]
================================================================================
                               [GRAPHIC OMITTED]

Source: Company filings CNBV GAAP
Notes: 1)Annualized net income divided by average equity
       * ROAE in1Q13 and 2Q13 exclude declared dividends that had not been deducted from equity
                                                                              15

Net Income (reported)

+40%
5,882
42%
4,214
3,310
4,717
4,143
3Q12
4Q12
1Q13
2Q13
3Q13

Net Income (comparable)

-6%
5,882
-13%
4,305
4,268
4,717
4,651
4,214
3,310
4,562
4,143
4,028
3Q12
4Q12
1Q13
2Q13
3Q13

ROAE[1]

Comparable
21.1%
19.1%
19.4%*
18.5%*
19.8%
17.8%
3Q12
4Q12
1Q13
2Q13
3Q13

15

Santander

while Maintaining Our Efficiency Standards and Solvency
================================================================================
                               [GRAPHIC OMITTED]

Source: Company Filings CNBV GAAP
Notes: 1) Annualized opex divided by annualized income before opex (net of allowances)
       2) Annualized net fees divided by annualized opex (net of amortizations and depreciations)
       * Comparisons consider adjusted efficiency and recurrency, for extraordinary non-cash income from expenses in 3Q13
                                                                              16

…while Maintaining Our Efficiency Standards and Solvency

Efficiency[1]

+3.0pp*
36.9%
39.5%
39.8%
39.2%
39.9%*
33.0%
3Q12
4Q12
1Q13
2Q13
3Q13

Fees to Expenses[2]

+2.1 pp*
66.2%
63.7%
65.6%
64.0%
78.9%
64.1%*
3Q12
4Q12
1Q13
2Q13
3Q13

Core Capital and Capitalization

Capitalization
Core capital
14.5%
14.8%
15.6%
15.3%
15.7%
14.2
14.5
15.4
15.2
15.6
3Q12
4Q12
1Q13
2Q13
3Q13

16

Santander

We Confirm Our Targets for the Three Year Period Ending 2015 Despite Lower
Anticipated Economic Growth in 2013
================================================================================
                               [GRAPHIC OMITTED]

                                                                              17

Focus on Strategic Business	2013 - 2015 CAGR Target
▪ Consumer / Credit Cards	Δ ~20%
▪ SMEs	Δ ~30%
▪ Mortgages	Δ ~10%-12%

Focus on Risk, Efficiency and Profitability	2013 - 2015 Target Range
▪ NPLs Ratio	1.5% - 2.2%
▪ Efficiency	35.0% - 40.0%
▪ ROAE	~ 20%

17

Santander

Questions and Answers
                                                                              18

                                    Annexes

                                                                              19

Consolidated Income Statement
================================================================================

                                                                                   % Change
                                          3Q13        2Q13        3Q12      --------------------------
                                                                              QoQ           YoY
------------------------------------------------------------------------------------------------------
Interest income                              13,664      14,202      13,873        (3.8)        (1.5)
Interest expense                             (4,553)     (5,303)     (5,291)      (14.1)       (13.9)
------------------------------------------------------------------------------------------------------
Financial margin                              9,111       8,899       8,582         2.4          6.2
Allowance for loan losses                    (3,102)     (3,348)     (2,534)       (7.3)        22.4
------------------------------------------------------------------------------------------------------
Financial margin after allowance for loan
                                              6,009       5,551       6,048         8.3         (0.6)
losses
Commision and fee income                      3,894       3,650       3,671         6.7          6.1
Commision and fee expense                      (593)       (598)       (707)       (0.8)       (16.1)
Net gain /(loss) on financial assets and
                                                555       1,308         918       (57.6)       (39.5)
liabilities
Othe operating income / (loss)                  449         475         112        (5.5)       300.9
Administrative and promotional expenses      (2,737)     (5,314)     (5,157)      (48.5)       (46.9)
------------------------------------------------------------------------------------------------------
Total operating income                        7,577       5,072       4,885        49.4         55.1
Equity in results of subsidiaries and
associated companies                             16          27          14       (40.7)        14.3
------------------------------------------------------------------------------------------------------
Income from continuing operations before
income taxes                                  7,593       5,099       4,899        48.9         55.0
Income taxes                                 (1,762)       (831)       (728)      112.0        142.0
------------------------------------------------------------------------------------------------------
Income from continuing operations             5,831       4,268       4,171        36.6         39.8
Discontinued operations                          51        (124)         42
------------------------------------------------------------------------------------------------------
Consolidated net income                       5,882       4,144       4,213        41.9         39.6
Non-controlling interest                          0          (1)          0
------------------------------------------------------------------------------------------------------
Net income                                    5,882       4,143       4,213        42.0         39.6
                                          -----------

                                                                              20

Consolidated Balance Sheet
================================================================================

                                                                                     % Change
                                                   3Q13      2Q13      3Q12      ----------------------
                                                                                 QoQ          YoY
-------------------------------------------------------------------------------------------------------
Cash and due from banks                              72,419    84,994    74,579     (14.8)        (2.9)
Margin accounts                                       3,664     3,134     3,817      16.9         (4.0)
Investment in securities                            187,456   219,869   202,014     (14.7)        (7.2)
Debtors under sale and repurchase agreements         19,069     8,906     4,458     114.1        327.7
Derivatives                                          75,844    72,042    89,391       5.3        (15.2)
Valuation adjustment for hedged financial assets        125        64       240      95.3        (47.9)
Total loan portafolio                               378,795   365,360   343,383       3.7         10.3
Allowance for loan losses                           (15,779)  (15,989)  (11,360)     (1.3)        38.9
Loan portafolio (net)                               363,016   349,371   332,023       3.9          9.3
Other receivables (net)                              57,934    69,356    47,167     (16.5)        22.8
Foreclosed assets (net)                                 140       126       172      11.1        (18.6)
Property, furniture and fixtures (net)                4,328     4,113     3,770       5.2         14.8
Long-term investment in shares                          122       117       115       4.3          6.1
Deferred taxes (net)                                 16,998    14,672     9,087      15.9         87.1
Deferred charges, advance payments and intangibles    4,136     4,096     3,690       1.0         12.1
Other assets                                            178       175       264       1.7        (32.6)
Assets from discontinued operations                     879       730       634      20.4         38.6
================================================== ========= ========= ========= ============ =========
Total assets                                        806,308   831,765   771,421      (3.1)         4.5
Deposits                                            415,225   404,972   358,606       2.5         15.8
Bank and other loans                                 29,688    27,086    34,339       9.6        (13.5)
Creditors under sale and repurchase agreements      108,890   127,376   106,306     (14.5)         2.4
Collateral sold or pledged as guarantee               8,745    18,316    17,972     (52.3)       (51.3)
Derivatives                                          75,725    73,498    86,611       3.0        (12.6)
Other payables                                       66,493    77,766    71,567     (14.5)        (7.1)
Deferred revenues                                       838       919     1,091      (8.8)       (23.2)
Liabilities from discontinued operations                210       135       136      55.6         54.4
================================================== ========= ========= ========= ============ =========
Total liabilities                                   705,814   730,068   676,628      (3.3)         4.3
================================================== ========= ========= ========= ============ =========
Total stockholders[]equity                          100,494   101,697    94,793      (1.2)         6.0
                                                   ---------

Source: Company filings CNBV GAAP
        Millions of pesos
                                                                              21

Item 3

3T.13 | EARNINGS RELEASE | 0

Grupo Financiero Santander Mexico,

S.A.B. de C.V.

Complementary information for the Third Quarter of 2013,
in compliance with the obligation of reporting transactions with derivative financial instruments.

3T.13 | EARNINGS RELEASE | 1

III. Qualitative and Quantitative Information

i.          Management of policies on the use of derivative financial instruments.

The policies of the Institution allow the use of derivative products for hedging and/ or trading purposes.

The main objectives of the transactions with these products are for hedging risks and maximization of profitability.

The Institution uses the following instruments:

Forwards

Futures

Options

Swaps

Swaptions

Depending of the portfolios, strategies to be implemented may be for hedging or trading purposes.

Trading markets:

Exchange-traded

Over the Counter

Eligible counterparties: domestic and foreign counterparties having internal approvals.

The appointment of calculation agents is carried out in the legal documents dully executed by the parties. For the valuation of the instruments, the prices published by authorized Suppliers of Prices are used.

The main terms or conditions of the agreements are based in international ISDA or the domestic standard agreement.

Specific policies on margins, collaterals and credit lines are detailed in the internal manuals of the Institution.

Comprehensive Risk Management

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by the institution for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of the institution and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk Management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of the institution, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to

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the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of the institution, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk Management Committee and to the Board of Directors.

Market risk management consists in identifying, measuring, monitoring and controlling risks arising from fluctuations in the interest rates, FX rates, market prices and other risk factors in money markets, capital markets and derivatives markets in which the institution is exposed by its position.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and/or securities held to maturity. The main characteristic that identifies securities available for sale as such is their permanent nature and they are managed as a structural part of the balance sheet.  The institution has established provisions that all securities available for sale must fulfill, as well as adequate controls for assuring the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Portfolios for Trade

In order to measure the risk in a global approach, the methodology of Value at Risk (VaR) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level.  VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

It is important to mention that a limitation of the historical simulation method is that the recent past will reproduce itself in the near-future.

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test).  Such estimates are generate during two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.
▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

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Management of Assets and Liabilities

Commercial banking activities of the institution generate important balance sheet amounts.   The Assets and Liabilities Committee (ALCO) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of the institutions, sensitivity to financial margin (NIM) and net worth value (MVE) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

Using simulation techniques, the predictable value of the financial margin and the net worth value are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios. As of September 2013:

MM MXP	Sensitivity 1% NIM			Sensitivity 1% MVE
Bankand Brokerage	Total	Derivatives	NonDerivatives	Total	Derivatives	NonDerivatives
Balance MXN GAP	944	125	818	-2,379	976	-3,355
Balance USD GAP	85	-67	152	14	-595	609

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units.  These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in variable interest, open foreign currency positions, sensitivity of financial margin and sensitivity of net worth  value.

Liquidity Risk

Liquidity risk is related to the ability of the institution to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

The institution carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial.    Liquidity Risk is limited in terms of an accrued liquidity level during one month and in terms of a stipulated liquidity ratio.

Liquidity Gap

The following table shows the liquidity GAP of different maturities as of September, 2013:

Millions of Pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	99,577	-58,835	87,032	-9,527	6,054	22,996	28,075	11,460	-10,431	22,752
Non Derivative	96,634	-58,877	86,971	-9,429	6,014	22,752	27,731	11,035	-11,219	21,656
Derivatives	2,943	42	61	-97	41	244	344	425	788	1,097

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Credit Risk

Management of credit risk of the Institution is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in the institution is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, institutions and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a specific solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for the institution. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

The institution has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default. The system allows the calculation of the probability for the different loans portfolios:

a.
The probability of failure (PD) for “No Retail” portfolios is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (LGD) and “Exposure at Default” (EAD) stipulated in Basilea, are taken into consideration.

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Once the abovementioned factors are obtained, the Expected Loss (PE) is calculated as follows:

Expected Loss  = Probability of Default  x Severity of Loss x Exposure at Default

i.e.:  PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk the Institution assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Kondor Global Risk (KGR) system, which informs the credit line available with any counterparty, in any product of the financial markets as well as the maximum term approved.

For the control of the counterparty lines the Equivalent Credit Risk (REC) is used. REC is an estimate of the potential loss if the counterparty stops complying with its payment obligations.  REC takes into account ratios per product for measuring the potential risk and includes the current exposure with each counterpart; in consequence, REC varies depending on the type of product and term of transaction.

Equivalent Credit Risk (REC) is defined as the amount the Bank may loss in transactions with active clients if such client does not comply with his/her obligations. A position measured via REC may be constituted by several individual transactions, in different products and different maturity dates, and the total REC for each transaction represents the global position with each counterpart.

Equivalent Credit Risk (REC) is an estimate of the amount the Institution may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions.  REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for the institution, and it is measured as the market value (mark to market) of the transaction (MtM).

In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (RPA), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors.  Gross Equivalent Credit Risk considers all the definitions previously described, excluding credit risk reduction because of netting or because of collateral agreements.

For the calculation of Net REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once the institution has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk management Committee, and on quarterly basis, to the Board of Directors, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions, as well as incurred excesses and transactions with non authorized customers. In addition, it informs the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

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Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments:  Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutions Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of the Institution as of the end of the 3Q.13, and the quarterly average Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of the Institution for the 3Q.13:

	Equivalent Net Credit Risk
Segment	End 3Q.13	Average 3Q.13
Sovereign Risk, Development Banking and Financial Institutions	90.61%	18,644.97
Corporates	8.71%	1,657.51
Companies	0.68%	128.70
		million USA dollars

The equivalent credit risk lines maximum gross counterparty risk of the Institution at the end of the 3Q.13, which corresponds to derivative transactions is distributed depending on the type of derivative:

Equivalent Gross Credit Risk
Type of Derivative	End 3Q.13
Rate derivatives	6,096
Exchange rate derivatives	3,774
Bonds derivatives	1
Equity derivatives	129
TOTAL	9,999
million USA dollars

The Expected Loss of the Institution at the end of the 3Q.13, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of the Institution, for the 3Q.13 are:

	Expected Loss
Segment	End 3Q.13	Average 3Q.13
Sovereign Risk, Development Banking and Financial Institutions	27.03%	2.60
Corporates	63.02%	5.57
Companies	9.95%	0.92
	million USA dollars

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom the institution has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions at the end of the 3Q.13:

Cash collateral	93.98%
Collateral refer to bonds issued by the Mexican Federal Government	6.02%

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Operating Risk

With respect to Operating Risk, and pursuant to the corporate methodology, the institution has established policies, procedures and methodologies for the identification, control, mitigation, monitoring and reporting of operating risks.

For the identification and classification of operating risks, different categories and business lines defined by national and internal regulating organisms are used. The methodology is based in the identification and documentation of the corresponding risks, controls and processes, and quantitative and qualitative tools are used, such as self-assessment questionnaires, development of historical data bases and Operating Risk indicators, etc. for their control, mitigation and reporting.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against the institution and the application of fines, with respect to the transactions carried out by the Institution.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against the Institution and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of the Institution.

The Institution has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by the Institution are approved by the Local Committee for New Products (CLNP) and by the Global Committee for New Products (CGNP). Those products or services that are modified or extended with respect to their original approval must be approved by the CLNP and, depending of their relevance, the CGNP must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

The Institution is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

ii.         General description of the valuation techniques

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Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.         Methodology of Valuation

1)	For trading purposes

a)	OrganizedMarkets
Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-CounterMarkets

i)	Derivative financial instruments with optionality.
In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, Monte Carlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.
The valuation technique is to obtain the present value of the estimated future flows.

In all cases, the Institution carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a third party.

2)	Forhedgingpurposes

In the performance of its commercial banking activities, the Institution has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates.  The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Institution achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.     A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.     The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of the Institution performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.         In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.         In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

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The Institution ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when the Institution decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.         Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Shares

Baskets of shares and stock indexes.

C.         Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

iii.        Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

iv.         Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the third quarter of 2013, the Institution has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

During 3Q2013, the number or expired derivative financial instruments and closed positions was as follows (not audited):

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Description	Maturities	Closed Positions

Caps and Floors	277	3
Equity Forward	0	9
OTC Equity	0	0
OTC Fx	0	0
Swaptions	0	0
Fx Forward	840	208
IRS	1220	131
CCS	53	4

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.
During the 3Q2013, there were no defaults by counterparties.

IV. Sensitivity Analysis

i.          Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (delta EQ)”

The EQ delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (delta FX)

The FX delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (VEGA)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset(the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1%inthe volatility of the underlying asset value.

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4. Sensitivity to risk factors “Interest Rate” (Rho)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio.

SENSITIVITY ANALYSIS
(Data in Million MX$)

Total rate sensitivity
	MXP	OTHER CURRENCIES
Sens. a 1 Bp	-4.73	-1.16

Vega Risk factor
	EQ	FX	IR
Total	8.45	4.63	-2.97

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	2.57	3.22

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of the institution with respect to risk factors.

ii.         Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of the Institution.

•
Probable scenario: This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments.  Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (EQ) were decreased in a standard deviation.

•	Possible scenario: Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.
o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario: under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

iii.        Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of the institution, in millions of pesos for each stress scenario:

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Summary of Stress Test Analysis
Amounts in Million Mx$

Risk Profile	Stress all factors
Probable scenario	7
Remote scenario	-1,160
Possible scenario	-451